Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

UNION DRILLING, INC.

a Delaware Corporation

at

$6.50 Net Per Share

by

FASTBALL ACQUISITION INC.

a direct, wholly-owned subsidiary of

SIDEWINDER DRILLING INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON FRIDAY, NOVEMBER 2, 2012, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Fastball Acquisition Inc., a Delaware corporation (which we refer to as “Purchaser”) and a direct, wholly-owned subsidiary of Sidewinder Drilling Inc., a Delaware corporation (which we refer to as “Parent”), which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (together, the “Sponsors”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Union Drilling, Inc., a Delaware corporation (which we refer to as “Union Drilling”), at a purchase price of $6.50 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with this Offer to Purchase, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 24, 2012 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and Union Drilling. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Union Drilling (the “Merger”), with Union Drilling continuing as the surviving corporation in the Merger as a direct, wholly-owned subsidiary of Parent. In certain cases, Parent, Purchaser and Union Drilling have agreed in the Merger Agreement to proceed with a one-step merger transaction if the Offer is not consummated. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (excluding Shares held (i) by Union Drilling as treasury stock or held by Parent or Purchaser (including as a result of an exercise of the Top-Up Option (as defined below in the “Summary Term Sheet”) if necessary to ensure that at least 90% of the Shares are owned by Purchaser) and (ii) by stockholders who validly demand appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Union Drilling will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the HSR Condition and (iii) the Governmental Authority Condition, each as described below. The Minimum Tender Condition requires that there be a number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 Midnight (New York City time), at the end of the day on Friday, November 2, 2012 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event

“Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) that, together with the number of Shares owned by each of Wolf Marine S.A., Lucky Star Ltd. and Steven A. Webster (which are subject to certain Contribution, Non-Tender and Support Agreements, dated as of September 24, 2012, entered into by Parent with each of Wolf Marine S.A., Lucky Star Ltd. and Mr. Webster) represents at least 67.2% of the outstanding Shares on a fully diluted basis as of the Expiration Date. Mr. Webster is the co-managing partner of Avista Capital Partners III GP, LP, which is the general partner of the Sponsors. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated. Under the HSR Act, Parent will file, and Union Drilling will file, a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The Governmental Authority Condition requires that no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that has the effect of restraining, prohibiting, delaying or otherwise making illegal the Offer or the consummation of the Offer, the Merger or the consummation of the Merger, or preventing or prohibiting the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The board of directors of Union Drilling, Inc. (the “Union Drilling Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Union Drilling and Union Drilling’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Union Drilling accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

A summary of the principal terms of the Offer appears on pages S-1 through S-9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

October 5, 2012

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry, or you cannot deliver all required documents to the Depository prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described below) at its address, telephone numbers and email address set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 697-6975

Email: info@dfking.com

1

SUMMARY TERM SHEET

Securities Sought	All outstanding shares of common stock, par value $0.01 per share, of Union Drilling, Inc. (the “Shares”).

Price Offered Per Share	$6.50 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	12:00 Midnight (New York City time), at the end of the day on Friday, November 2, 2012, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Fastball Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct, wholly-owned subsidiary of Sidewinder Drilling Inc., a Delaware corporation (“Parent”).

Union Drilling Inc.’s Board Recommendation	The board of directors of Union Drilling, Inc. (the “Union Drilling Board”) unanimously recommended that the stockholders of Union Drilling accept the Offer, tender their Shares to Purchaser in the Offer and, if necessary, adopt the Merger Agreement (as described below) and approve the transactions contemplated thereby.

The following are some of the questions you, as a stockholder of Union Drilling, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.

Who is offering to buy my Shares?

Fastball Acquisition Inc., or Purchaser, a direct, wholly-owned subsidiary of Sidewinder Drilling Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Union Drilling. Parent is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership, and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (together, the “Sponsors”). See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this offer to purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Sidewinder Drilling Inc. alone, the term “Purchaser” to refer to Fastball Acquisition Inc. alone and the terms “Union Drilling” and the “Company” to refer to Union Drilling, Inc. alone.

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Union Drilling has represented in the Merger Agreement (as defined below) that, as of September 22, 2012, there were 21,398,534 Shares (excluding treasury shares) outstanding. The holders of all Shares (other than an aggregate of 3,234,256 Shares owned by Wolf Marine S.A. (“Wolf Marine”), Lucky Star Ltd. (“Lucky Star”) and Steven A. Webster (together, the “Supporting Stockholders” and the Shares owned by the Supporting Stockholders, the “Support Agreement

Shares”) will be entitled to participate in the Offer. Mr. Webster is the co-managing partner of Avista Capital Partners III GP, LP, which controls the Sponsors. Holders of stock options to purchase Shares (each, an “Option”) and restricted stock units (each, a “Restricted Stock Unit”), granted under Union Drilling’s equity compensation plans will not be entitled to participate in the Offer. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Union Drilling. If the Offer is consummated, Parent intends immediately to cause Purchaser to consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger, Union Drilling would cease to be a publicly traded company and would be a direct, wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes. If you are the record owner of your Shares (i.e. a stock certificate has been issued to you and registered in your name) and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Union Drilling have entered into an Agreement and Plan of Merger, dated as of September 24, 2012 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Union Drilling (the “Merger”), with Union Drilling continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a direct, wholly-owned subsidiary of Parent. See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

What does the Union Drilling Board recommend with respect to the Offer and the Merger?

The Union Drilling Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Union Drilling and Union Drilling’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Union Drilling accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

A more complete description of the Union Drilling Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Union Drilling’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being or will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for the Recommendation of the Board.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $248.8 million to complete the Offer and the Merger, to repay existing debt of Union Drilling, and to pay related transaction fees and expenses at the closing of the Merger. Parent has received a debt commitment letter, dated as of September 24, 2012 (which we refer to as the “Debt Commitment Letter”), between Jefferies Finance LLC (“Jefferies”) and Parent. Purchaser intends to issue an aggregate principal amount of its senior unsecured notes (the “Senior Notes”) generating up to $225,000,000 in gross proceeds in a Rule 144A or other private placement. If and to the extent Purchaser does not, or is unable to issue Senior Notes yielding at least $225,000,000 aggregate principal amount on or prior to the consummation of the Offer, Jefferies has agreed to provide a new senior unsecured bridge facility (which we refer to as the “Bridge Facility”) of up to $225,000,000 in loans less the amount of Senior Notes, if any, issued on or prior to the consummation of the Offer. In addition, Parent executed a debt commitment on September 28, 2012 with PNC Bank, National Association related to a $50 million senior secured revolving credit facility (the “Revolver Commitment” and together with the Senior Notes and the Bridge Facility, the “Debt Financing”). The proceeds of the loans under the Revolver Commitment will be used to (i) fund a portion of the total consideration needed to complete the Offer and the Merger, (ii) refinance existing indebtedness of Parent and Union Drilling, (iii) fund ongoing working capital, capital expenditures, general corporate purposes and (iv) pay related transaction fees and expenses at the closing of the Merger.

The Sponsors have provided an equity commitment in an amount of up to $83.5 million to Parent, which amount by its terms has been reduced by (i) $39.5 million (amounts funded by the Sponsors and other stockholders of Parent pursuant to the funding of a capital call by Parent subsequent to the execution of the Merger Agreement and (ii) $20 million following the execution by Parent of the Revolver Commitment (such amount as reduced, the “Equity Financing”). Parent and Purchaser anticipate that the Debt Financing, together with the Equity Financing, will be sufficient, together with cash on hand of the Surviving Corporation, to consummate the Merger, repay or refinance certain of Union Drilling’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger. The Debt Financing and Equity Financing commitments are subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided (including, pursuant to the terms of the Debt Commitment Letter and the Equity Financing, the requirement of Purchaser to be able to promptly effect the Merger). See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date (as defined below), will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received Equity Financing and Debt Financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price per share in the Merger.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 Midnight (New York City time) at the end of the day on Friday, November 2, 2012 to tender your Shares to Purchaser, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender of your Shares by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (as defined in this Offer to Purchase) may guarantee that the missing items will be received by the Depositary (as defined below) within three trading days of execution of a notice of guaranteed delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market (“NASDAQ GS”).

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on or about November 2, 2012, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time when the Merger becomes effective is referred to as the “Effective Time.” See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the offer can be extended under certain circumstances. Our ability to extend the offer is subject to the terms of the Merger Agreement and applicable law. We have agreed in the Merger Agreement that from time to time the offer may be extended as follows:

•

If, at any scheduled expiration date, any of the offer conditions have not been satisfied or waived (if permitted by the Merger Agreement), then we may (and, at Union Drilling’s request, we must) extend the offer for one or more successive periods in order to permit the satisfaction of such conditions. However, we are not permitted to extend the offer pursuant to the preceding sentence beyond the earlier of December 5, 2012 and the date that is five business days after the date on which the Securities and Exchange Commission (the “SEC”) has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Union Drilling in connection with the adoption of the Merger Agreement, including by informing Union Drilling that it does not intend to review the proxy statement.

•

We must extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Stock Market, LLC (“NASDAQ”) or for any period otherwise required by applicable law.

•

We may extend the offer if, on or prior to any scheduled expiration date, all of the offer conditions have been satisfied or waived (if permitted by the Merger Agreement) and the period during which the Senior Notes will be marketed has not ended as of the last business day prior to such scheduled expiration date until the earlier to occur of (i) the first business day after the lenders under the Debt Financing have waived the condition in the Debt Financing commitment related to such marketing period and (ii) the first business day after the final day of the marketing period.

Under no circumstances will interest be paid on the offer price for tendered Shares, regardless of any extension or amendment to the offer or any delay in paying for the Shares.

See Section 1 — “Terms of the Offer” for additional information about our obligations to extend the offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

Will Purchaser provide a subsequent offering period?

Purchaser does not intend to provide for a subsequent offering period.

What is the “Minimum Tender Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless a number of Shares has been validly tendered in the Offer and not validly withdrawn on or prior to the Expiration Date, that, together with the number of Support Agreement Shares, which are subject to those certain Contribution, Non-Tender and Support Agreements, dated as of September 24, 2012, entered into by Parent with each of the Supporting Stockholders described more fully in Section 11 — “The Merger Agreement; Other Agreements” (the “Support Agreements”), represents at least 67.2% of the outstanding Shares on a fully diluted basis as of the Expiration Date. This condition is referred to herein as the “Minimum Tender Condition.”

What are the most significant conditions to the Offer other than the Minimum Tender Condition?

The Offer is not subject to any financing condition, but, in addition to the Minimum Tender Condition, it is subject to a number of other conditions, including conditions with respect to:

•	the expiration or termination of any applicable waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger;

•	the accuracy of Union Drilling’s representations and warranties set forth in the Merger Agreement subject, in certain cases, to materiality and material adverse effect qualifications;

•	the absence of certain legal impediments to the Offer or the Merger;

•	the absence of certain legal proceedings involving a governmental body related to the Offer or the Merger;

•	Union Drilling’s compliance in all material respects with its covenants and agreements set forth in the Merger Agreement;

•	that the Merger Agreement shall not have been terminated in accordance with its terms;

•	the absence of certain trading, banking or lending impediments;

•	the absence of any material adverse effect with respect to Union Drilling; and

•

that in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least one more Share than the number of Shares necessary for Purchaser to be merged into Union Drilling under the “short-form” merger provisions of the General Corporation Law of the State of Delaware (the “DGCL”), immediately after the Offer Closing, (i) there shall not exist under applicable law or other restraint any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option or Union Drilling’s ability to issue the Shares issuable upon exercise of the Top-Up Option to Purchaser and (ii) the Shares issuable upon exercise of the Top-Up Option, together with the Shares owned by Purchaser (including the Support Agreement Shares) are sufficient for Purchaser to be merged into Union Drilling under the “short-form” merger provisions of the DGCL.

Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the written consent of Union Drilling or as expressly set forth in the Merger Agreement, neither Parent nor Purchaser will, (i) waive or change the Minimum Tender Condition, (ii) decrease the Offer Price, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) extend or otherwise change the Expiration Date, except as expressly provided in the Merger Agreement, or (vi) impose additional offer conditions or otherwise amend, modify or supplement any offer condition or terms of the Offer in a manner materially adverse to any holder of Shares. See Section 15 — “Certain Conditions of the Offer.”

Have any Union Drilling stockholders agreed to tender their Shares?

Yes. Concurrently with the execution of the Merger Agreement, Union Drilling’s named executive officers and Union Drilling Company, LLC, a Union Drilling stockholder, entered into tender and voting agreements with Parent (which we refer to as the “Tender Agreements”) pursuant to which such stockholders have agreed, among other things, to (i) tender the Shares beneficially owned by them in the Offer and (ii) support the Merger and the other transactions contemplated thereby, each on the terms and subject to the conditions set forth in the Tender Agreements. The Shares subject to the Tender Agreements comprise approximately 37.6% of the outstanding Shares. The Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement and, with respect to the Tender Agreement with the named executive officers, if the Union Drilling Board changes its recommendation with respect to the Offer and the Merger in response to events or changes in circumstances that were neither known nor reasonably foreseeable as of or prior to the date of the Merger Agreement. See Section 11 — “The Merger Agreement; Other Agreements.”

In addition, the Supporting Stockholders have entered into the Support Agreements covering 15.1% of the outstanding Shares, pursuant to which the Supporting Stockholders have agreed, until the termination of the Merger Agreement or the change by the Union Drilling Board of its recommendation with respect to the Offer and Merger in response to events or changes in circumstances that were neither known nor reasonably foreseeable as of or prior to the date of the Merger Agreement:

•	not to, directly or indirectly, tender any Support Agreement Shares into the Offer;

•

to contribute the Support Agreement Shares to Parent prior to the Effective Time in exchange for an aggregate of 1,911 shares of Parent’s Series A Convertible Preferred Stock, par value $0.01 per share; and

•

to vote in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, and against any transaction or matter that would compete with, frustrate the purposes of, or prevent, impede or delay the transactions contemplated by the Merger Agreement or the Support Agreements.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal (or a manually executed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within three “trading days” after the date of execution of such Notice of Guaranteed Delivery. Furthermore, for purposes of satisfying the Minimum Tender Condition, Shares tendered in accordance with the foregoing procedure will only be counted towards the Minimum Tender Condition if the missing items are received by the Depository prior to the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after December 4, 2012, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Union Drilling continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, the Shares no longer will be publicly traded. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NASDAQ GS or other securities exchanges and there may not be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Union Drilling and each Share outstanding immediately prior to the Effective Time (excluding Shares held (i) by Union Drilling as treasury stock or held by Parent or Purchaser (including as a result of an exercise of the Top-Up Option (as defined below)) and (ii) by stockholders who validly demand appraisal rights under Delaware law with respect to such Shares) shall be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power under the DGCL to effect the Merger without any further action by the stockholders of Union Drilling. See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Union Drilling’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Union Drilling’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” Union Drilling may cease making certain filings with the SEC. See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 24, 2012, the last full trading day before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on NASDAQ GS was $6.13 per Share. On October 4, 2012, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ GS was $6.49 per Share. See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not acquire (together with the Support Agreement Shares) at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from Union Drilling the number of additional Shares sufficient to cause us to own at least 90% of the Shares then outstanding at a price per Share equal to the Offer Price. The Top-Up Option is exercisable only once, in whole or in part. We refer to this option as the “Top-Up Option.”

The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of Union Drilling’s stockholders under the “short-form” merger provisions of the DGCL. Any dilutive impact on the value of the Shares as a result of the exercise of the Top-Up Option will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the outstanding Shares. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Union Drilling.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer and did not vote in favor of the Merger (if a vote on the Merger is held), subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

What will happen to my Options in the Offer?

The Offer is made only for Shares and is not made for any Options. Pursuant to the Merger Agreement, at or immediately prior to the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time (whether or not vested or exercisable) will be cancelled and, at or promptly after, the Effective Time, Union Drilling shall pay each holder of such cancelled Option an amount in cash, without interest thereon and less any applicable withholding taxes, equal to the product of (i) the excess, if any, of the Offer Price over the per-Share exercise price of such Option and (ii) the number of Shares subject to such Option. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to Restricted Stock Units in the Offer?

Immediately prior to the Effective Time, each outstanding Restricted Stock Unit will fully vest and be converted automatically into the right to receive from Union Drilling at or promptly after the Effective Time an amount in cash, without interest thereon and less any applicable withholding taxes, equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Restricted Stock Unit. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

If you are a United States Holder (as defined below), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange and the amount of cash you receive for those Shares. If you are a United States Holder, and you hold your Shares in a capital asset, the gain or loss that you recognize generally will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger. See Section 5 — “Material United States Federal Income Tax Consequences” for a more detailed discussion of the material United States federal income tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (800) 697-6975 (Toll Free). Banks and brokers may call collect at (212) 269-5550. D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of

Shares of Common Stock of Union Drilling, Inc.

INTRODUCTION

Fastball Acquisition Inc., a Delaware corporation (which we refer to as “Purchaser”) and a direct, wholly-owned subsidiary of Sidewinder Drilling Inc., a Delaware corporation (which we refer to as “Parent”), which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership, and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (together, the “Sponsors”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Union Drilling, Inc., a Delaware corporation (which we refer to as “Union Drilling”), at a purchase price of $6.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” which, together with this Offer to Purchase, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of September 24, 2012 (as it may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and Union Drilling. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Union Drilling (the “Merger”), with Union Drilling continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger as a direct, wholly-owned subsidiary of Parent. In certain cases, Parent, Purchaser and Union Drilling have agreed to proceed with a one-step merger transaction if the Offer is not consummated. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (which we refer to as the “Effective Time”) (excluding Shares held (i) by Union Drilling as treasury stock or held by Parent or Purchaser (including as a result of an exercise of the Top-Up Option (as defined below)) and (ii) by stockholders who validly demand appraisal rights under Delaware law with respect to such Shares), shall be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Union Drilling will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Options and Restricted Stock Units (each as defined below).

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition, (ii) the HSR Condition and (iii) the Governmental Authority Condition, each as described below. The Minimum Tender Condition requires that there be a number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 Midnight (New York City time), at the end of the day on Friday, November 2, 2012 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), that, together with the number of Shares owned by Wolf Marine S.A. (“Wolf Marine”), Lucky Star Ltd.

(“Lucky Star”) and Steven A. Webster (together, the “Supporting Stockholders”) (which are subject to certain Contribution, Non-Tender and Support Agreements, dated as of September 24, 2012, entered into by Parent with each of the Supporting Stockholders (the “Support Agreements”)) represents at least 67.2% of the outstanding Shares on a fully diluted basis as of the Expiration Date. Mr. Webster is the co-managing partner of Avista Capital Partners II GP, LP, which is the general partner of the Sponsors. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated. Under the HSR Act, Parent will file, and Union Drilling will file, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The Governmental Authority Condition requires that no governmental authority with competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) that has the effect of restraining, prohibiting, delaying or otherwise making illegal the Offer or the consummation of the Offer, the Merger or the consummation of the Merger, or preventing or prohibiting the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

The board of directors of Union Drilling, Inc. (the “Union Drilling Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Union Drilling and Union Drilling’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Union Drilling accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

A more complete description of the Union Drilling Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger is set forth in Union Drilling’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being or will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for the Recommendation of the Board.”

Union Drilling has advised Parent and Purchaser that on September 22, 2012, there were 22,795,602 Shares outstanding on a fully diluted basis. Based upon the foregoing, taking into account the number of shares subject to the Support Agreements and assuming Union Drilling has not issued additional Shares since September 22, 2012, the Minimum Tender Condition would be satisfied if the number of Shares validly tendered and not validly withdrawn on or prior to the Expiration Date together with the Shares subject to Support Agreements and the Shares beneficially owned by Parent and Purchaser is at least 15,318,645.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation shall consist of the officers of Purchaser immediately prior to the Effective Time.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under applicable law, the adoption of the Merger Agreement and approval of the transactions contemplated thereby by the affirmative vote of the holders of at least a majority of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including the Shares held by the Supporting Shareholders (the “Support Agreement Shares”) pursuant to the Top-Up Option (as described below), if applicable, Purchaser may consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without a stockholders’ meeting and without the approval of Union Drilling’s other stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the affirmative vote of the holders of a majority of the Shares for the adoption of the Merger Agreement and approval of the transactions contemplated thereby at a validly called special meeting. In that case, the consummation of the Merger would be subject to similar conditions as the conditions to the Offer, other than, among other things, the addition of the stockholder approval requirement and the inapplicability of the Minimum Tender Condition. See Section 11 — “The Merger Agreement; Other Agreements.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Material United States Federal Income Tax Consequences.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer which shall occur on or about November 2, 2012 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date on which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer” (the “Offer Conditions”).

If, on or prior to any scheduled expiration date, any of the Offer Conditions have not been satisfied or waived (if permitted by the Merger Agreement), then we may, (and, at Union Drilling’s request, we must) extend the offer for one or more successive periods in order to permit the satisfaction of such conditions. However, we are not permitted to extend the offer pursuant to the preceding sentence beyond the earlier of December 5, 2012 and that date that is five business days after the date on which the Securities and Exchange Commission (the “SEC”) has, orally or in writing, confirmed that it has no further comments on the proxy statement to be filed by Union Drilling in connection with the adoption of the Merger Agreement, including by informing Union Drilling that it does not intend to review the proxy statement (such date, the “Proxy Statement Clearance Date”). We must extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ Stock Market, LLC (“NASDAQ”) applicable to the Offer or for any period otherwise required by applicable law.

We may extend the Offer if, on or prior to any scheduled expiration date, all of the Offer Conditions have been satisfied or waived (if permitted by the Merger Agreement) and the period during which the Senior Notes will be marketed has not ended as of the last business day prior to such scheduled expiration date until the earliest to occur of (i) the first business day after the lenders under the Debt Financing (the “Debt Providers”)

have waived the condition in the Debt Financing commitment related to such marketing period and (ii) the first business day after the final day of the marketing period. See Section 9 — “Source and Amount of Funds.”

Subject to the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the written consent of Union Drilling, neither Parent nor Purchaser can (i) waive or change the Minimum Tender Condition, (ii) decrease the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) extend or otherwise change the Expiration Date, except as expressly provided in the Merger Agreement, or (vi) impose additional Offer Conditions or otherwise amend, modify or supplement any Offer Condition or terms of the Offer in a manner materially adverse to any holder of Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC. As used in this Offer to Purchase, “business day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by law or executive order to close.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response. If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, if (i) at any then-scheduled expiration of the Offer (A) any Offer Condition shall not have been satisfied or waived and (B) no further extensions or re-extensions of the Offer are required or permitted by the Merger Agreement, or (ii) five business days have elapsed since the Proxy Statement Clearance Date, Purchaser may irrevocably and unconditionally terminate the Offer. If (x) the Merger Agreement is terminated or (y) there shall exist under applicable law any restriction or legal impediment on Purchaser’s ability and right to exercise the Top-Up Option and Purchaser elects to terminate the Offer, then, in each case,

Purchaser shall promptly, irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause of the immediately preceding sentences is referred to as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to as the “Offer Termination Date.” If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause the Depository to return, all tendered Shares to the registered holders thereof.

Under the Merger Agreement, if we do not acquire, together with the Support Agreement Shares, at least 90%, of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from Union Drilling the number of Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of the exercise of the Top-Up Option, together with the Support Agreement Shares, constitutes at least 90% of the Shares outstanding on the date of the closing of the Offer (the “Offer Closing Date”). The Top-Up Option is exercisable only once, in whole or in part.

Union Drilling has provided us with Union Drilling’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Union Drilling’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will promptly after the Expiration Date accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act and the terms of the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Upon the terms of and subject to the conditions to the Offer, we will accept for payment and will promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms of and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•

such tender is made by or through a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program and the New York Stock Exchange Medallion Signature Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, what we refer to as an “Eligible Institution” and collectively what we refer to as “Eligible Institutions”);

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on the NASDAQ Global Select Market (“NASDAQ GS”).

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC. Shares tendered in accordance with the foregoing procedure will only be counted towards the Minimum Tender Condition if the missing items are received by the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is an Eligible Institution. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms of and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Union Drilling’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Union Drilling’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Union Drilling in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at the applicable rate (currently 28%). To avoid backup withholding, United States stockholders that do not otherwise establish an exemption should complete and return Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight (New York City time) at the end of the day on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 4, 2012, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•

an entity treated as a partnership, an S corporation or other pass-through entity for United States federal income tax purposes (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid United States federal income tax;

•	certain former United States citizens or long-term residents; or

•

any holder of Shares that beneficially owns, actually or constructively, or at some time during the five-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences of the Offer and the Merger to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal income, estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger generally will recognize gain or loss, if any, equal to the difference between the amount of cash received (determined before the deduction for backup withholding, if any) and the holder’s tax basis in the Shares exchanged therefor. Gain or loss generally will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) held by such United States Holder. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to information reporting and also will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

For purposes of this discussion, a “non-United States Holder” is a beneficial owner of any Share (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a United States Holder.

Payments with Respect to Shares

Payments made to a non-United States Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax, unless:

•

the gain, if any, is effectively connected with the conduct by the non-United States Holder of a trade or business in the United States (or, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the non-United States Holder in the United States);

•	the non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•

Union Drilling is or has been a “U.S. real property holding corporation” (“USRPHC”) under Section 897 of the Internal Revenue Code during the shorter of the five-year period ending on the date of disposition by the non-United States Holder and the non-United States Holder’s holding period for the Shares.

If gain is effectively connected with the conduct of a U.S. trade or business, the non-United States Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the non-United States Holder is a corporation, any such effectively connected gain by the non-United States Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the non-United States Holder is an individual described in the second bullet point above, such holder will be subject to U.S. federal income tax on the gain derived from the sale or exchange of Shares at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty).

We have not determined whether Union Drilling is or has been a USRPHC for United States federal income tax purposes. In the event that Union Drilling is a USRPHC, a non-United States Holder, nevertheless, would not be subject to U.S. federal income or withholding tax on the tender or exchange of the Shares for cash, so long as the Shares are regularly traded on an established securities market and the non-United States Holder owns, actually and constructively, 5% or less of the Shares during the shorter of the five-year period ending on the date of disposition and the non-United States Holder’s holding period for the Shares.

Information Reporting and Backup Withholding

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger may be subject to information reporting and backup withholding at the applicable rate (currently 28%) unless, generally, the non-United States Holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder is not a United States person, or the non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

6. Price Range of Shares; Dividends.

According to Union Drilling’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), the Shares are traded on NASDAQ GS under the symbol “UDRL.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on NASDAQ GS.

	High	Low
Year Ended December 31, 2010
First Quarter	$8.39	$5.79
Second Quarter	7.08	4.81
Third Quarter	6.49	4.40
Fourth Quarter	8.00	4.28

Year Ended December 31, 2011
First Quarter	$10.47	$7.07
Second Quarter	13.86	8.54
Third Quarter	11.98	4.70
Fourth Quarter	8.14	4.24

Year Ending December 31, 2012
First Quarter	$7.71	$6.17
Second Quarter	6.00	3.97
Third Quarter	6.69	3.39
October 1, 2012 to October 4, 2012	6.51	6.47

On September 24, 2012, the last full trading day before Union Drilling announced that Parent, Purchaser and Union Drilling had entered into the Merger Agreement, the last sale price of Shares reported on NASDAQ GS was $6.13 per Share. On October 4, 2012, the last full trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on NASDAQ GS was $6.49 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

According to the Form 10-K, Union Drilling did not declare dividends on the Shares during the fiscal years ended December 31, 2010 and 2011. Under the terms of the Merger Agreement, Union Drilling is not permitted to declare, set aside or pay dividends with respect to the Shares without prior written consent of Parent. See Section 14 — “Dividends and Distribution.”

7. Certain Information Concerning Union Drilling.

Except as specifically set forth herein, the information concerning Union Drilling contained in this Offer to Purchase has been taken from or is based upon information furnished by Union Drilling or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Union Drilling’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Union Drilling, whether furnished by Union Drilling or contained in such documents and records, or for any failure by Union Drilling to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Union Drilling, Inc. (NASDAQ: UDRL) is a Delaware corporation with its principal executive offices at 4055 International Plaza, Suite 610, Fort Worth, Texas, 76109. Union Drilling was incorporated in the State of Delaware in September 1997. The telephone number of Union Drilling at its executive offices is 817-735-8793.

Union Drilling provides contract land drilling services and equipment to oil and natural gas producers in the United States. Union Drilling currently owns 53 rigs, including two which are under construction, and specializes in unconventional drilling techniques. Union Drilling’s principal operations are in the Appalachian Basin, extending from New York to Tennessee including the Marcellus, Huron, and Utica shales; the Arkoma Basin in eastern Oklahoma and Arkansas, including the Fayetteville, Caney, and Woodford shales; the Mississippian oil plays in central Oklahoma and southern Kansas; the Fort Worth Basin in North Texas, including the Barnett Shale and in West Texas extending to southeastern New Mexico, the Permian and Delaware Basins.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Union Drilling is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Union Drilling’s directors and officers, their remuneration, Options and Restricted Stock Units granted to them, the principal holders of Union Drilling’s securities, any material interests of such persons in transactions with Union Drilling and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 25, 2012. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Union Drilling, that file electronically with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent. Sidewinder Drilling Inc. is a Delaware corporation incorporated in April 2011, with its principal executive offices at 925 Echo Lane, Suite 460, Houston, Texas 770254. The telephone number of Parent at its executive offices is (832) 320-7600. Parent is a drilling contractor which owns and operates a fleet of premium land rigs targeting the unconventional oil & gas resource plays throughout the United States.

Purchaser. Purchaser is a Delaware corporation formed on September 21, 2012, with its principal executive offices at 925 Echo Lane, Suite 460, Houston, Texas 770254. The telephone number of Purchaser at its executive offices is (832) 320-7600. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing (as described below) and Debt Financing (as described below) in connection with the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement, the Equity Financing and Debt Financing in connection with the Offer and the Merger.

Upon the completion of the Merger, Purchaser will merge with and into Union Drilling, with Union Drilling continuing as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a direct, wholly-owned subsidiary of Parent. Parent is controlled by the Sponsors. The office address of the Sponsors is 1000 Louisiana Street, Suite 3700, Houston, Texas 77002. The telephone number of the Sponsors at their executive offices is (713) 328-1099. The principal business of the Sponsors is to make private equity and other types of investments. The Sponsors have provided an equity commitment of up to $83.5 million to Parent. See Section 9 — “Source and Amount of Funds.” We refer to Purchaser, Parent, and the Sponsors, collectively, as the “Offeror Group.”

Steven A. Webster is the beneficial owner of 556,728 Shares, which represents approximately 2.6% of the outstanding Shares. Mr. Webster is the co-managing partner of Avista Capital Partners III GP, LP, which is the general partner of the Sponsors. Mr. Webster is also party to that certain shareholders’ agreement dated October 2005 related to Union Drilling (the “Union Drilling Shareholders’ Agreement”). Mr. Webster entered into a Support Agreement with Parent pursuant to which he agreed (i) not to tender his Shares in the Offer, (ii) to support the Merger, and if applicable, vote his Shares in favor of adoption of the Merger Agreement and (iii) immediately prior to the Effective Time, to contribute all of his Shares to Parent in exchange for a number of shares of Parent’s Series A Convertible Preferred Stock, par value $0.01 per share, equal to 0.000590909 multiplied by the number of contributed Shares. See Section 11 — “The Merger Agreement; Other Agreements — Contribution, Non-Tender and Support Agreements.”

Mr. Webster serves a member of the board of directors of an entity that, from time to time, engaged in discussions with Union Drilling’s management related to a possible business combination transaction with Union Drilling. None of these discussions resulted in a definitive agreement and such discussions were terminated prior to July 2012.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser, Parent and the Sponsors are listed in Schedule I to this Offer to Purchase.

Except as described above or in Schedule I hereto, during the last five years, none of the Offeror Group or, to the best knowledge of Purchaser, Parent, the Sponsors or any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of the Offeror Group or, to the best knowledge of Purchaser, Parent, the Sponsors or any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer, affiliate or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser, Parent, the Sponsors or any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Union Drilling (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser, Parent, the Sponsors or any of the persons listed in Schedule I hereto, has had any transaction, agreement, arrangement or understanding with Union Drilling or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between the Sponsors or any of their subsidiaries or, to the best knowledge of Purchaser, Parent, the Sponsors or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Union Drilling or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay existing debt of Union Drilling, and to pay related transaction fees and expenses at the closing of the Merger will be approximately $248.8 million. Parent has received a debt commitment letter, dated as of September 24, 2012 (which we refer to as the “Debt Commitment Letter”), between Jefferies Finance LLC (“Jefferies”) and Parent. Purchaser intends to issue an aggregate principal amount of its senior unsecured notes (the “Senior Notes”) generating up to $225,000,000 in gross proceeds in a Rule 144A or other private placement. If and to the extent Purchaser does not, or is unable to issue Senior Notes yielding at least $225,000,000 aggregate principal amount on or prior to the consummation of the Offer, Jefferies has agreed to provide a new senior unsecured bridge facility (which we refer to as the “Bridge Facility”) of up to $225,000,000 in loans less the amount of Senior Notes, if any, issued on or prior to the consummation of the Offer. In addition, Parent executed a debt commitment on September 28, 2012 with PNC Bank, National Association related to a $50 million senior secured revolving credit facility (the “Revolver Commitment” and together with the Senior Notes and the Bridge Facility, the “Debt Financing”). The proceeds of the loans under the Revolver Commitment will be used (i) fund a portion of the total consideration needed to complete the Offer and the Merger, (ii) refinance existing indebtedness of Parent and Union Drilling, (iii) fund ongoing working capital, capital expenditures, general corporate purposes and (iv) pay related transaction fees and expenses at the closing of the Merger.

The Sponsors have provided an equity commitment in an amount of up to $83.5 million to Parent, which amount by its terms has been reduced by (i) $39.5 million (amounts funded by the Sponsors and other stockholders of Parent pursuant to the funding of a capital call by Parent subsequent to the execution of the Merger Agreement and (ii) $20 million following the execution by Parent of the Revolver Commitment (such amount as reduced, the “Equity Financing”). Parent and Purchaser anticipate that the Debt Financing, together with the Equity Financing, will be sufficient, together with cash on hand of the Surviving Corporation, to consummate the Merger, repay or refinance certain of Union Drilling’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger. The Debt Financing and Equity Financing commitments are subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided (including, pursuant to the terms of the Debt Commitment Letter and the Equity Financing, the requirement of Purchaser to be able to promptly effect the Merger). The proceeds of the Debt Financing and the Equity Financing commitment together will be sufficient to pay the Offer Price for all Shares tendered in the Offer and all related fees and expenses (and will be sufficient, together with cash on hand of the Surviving Corporation, to consummate the Merger, repay or refinance certain of Union Drilling’s existing indebtedness and pay fees and expenses in connection with the Offer and the Merger).

Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger, (ii) the Offer is being made for all outstanding Shares solely for cash, (iii) the Offer is not subject to any financing condition, (iv) we have received an Equity Financing commitment and Debt Financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer and (v) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable arrangements described below. Copies of the Debt Commitment Letter and the Revolver Commitment are filed as Exhibits (b)(1) and (b)(2) to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the Debt Commitment Letter and the Revolver Commitment for a more complete description of the provisions summarized below.

Equity Financing. Pursuant to the Equity Commitment Letter, the Sponsors have agreed to provide the Equity Financing for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or consideration that would be payable to Union Drilling’s stockholders in the Merger pursuant to and in accordance with the Merger Agreement, together with related expenses. Union Drilling is a third party beneficiary to the Equity Commitment Letter to the extent that Union Drilling seeks specific performance to cause Parent and Purchaser to cause, or to directly cause, the Sponsors to fund the Equity Financing in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. The Sponsors may effect the purchase of equity interests in Parent directly or indirectly through one or more of its affiliates under common control, provided that any such action does not relieve Sponsor of its obligations under the Equity Commitment Letter.

The funding of the Equity Financing is subject to (i) the execution and delivery of the Merger Agreement by each of Parent, the Purchase and Union Drilling, (ii) the satisfaction in full, or waiver by Parent (in which the Sponsors concur in writing), of each of the conditions to Parent’s obligations to consummate the transactions contemplated by the Merger Agreement, (iii) the prior or simultaneous closing of the Debt Financing described below on the terms and conditions described in the Debt Commitment Letter, (iv) the prior consummation of the transactions contemplated by the Support Agreements and (v) the contemporaneous closing of the Merger in accordance with the terms of the Merger Agreement. The foregoing summary of certain provisions of the Equity Commitment Letter and all other provisions of the Equity Commitment Letter discussed herein are qualified by reference to the Equity Commitment Letter.

Concurrently with the execution and delivery of the Equity Commitment Letter, the Sponsors executed and delivered to Union Drilling a limited guaranty in favor of Union Drilling in respect of Parent’s obligations under the Merger Agreement (which we refer to as the “Guaranty”).

Debt Financing. The funding of Jefferies’ commitments pursuant to the Debt Commitment Letter is subject, among other things, to satisfaction or waiver by Jefferies of each of the following conditions (terms used in this paragraph but not defined elsewhere in this Offer to Purchase shall have the meanings ascribed to them in the Debt Commitment Letter): the consummation of the transactions contemplated by, and in accordance with, the Merger Agreement (provided that the Merger Agreement shall not have been amended, modified or waived in a matter than is material and adverse to the Lenders or Jefferies without the consent of Jefferies); the absence of any Target Material Adverse Effect since June 30, 2012; the payment of required fees and expenses; the accuracy of certain representations and warranties in all material respects; the Equity Contribution shall have been made on or prior to the Closing Date; to the extent effective on or prior to the Closing Date, the senior secured revolving credit facility of Parent shall be on terms and conditions that are in form and substance reasonably satisfactory to Jefferies (it being agreed that the terms disclosed to Jefferies prior to the date hereof shall be deemed to be satisfactory to Jefferies); the refinancing of certain existing debt and the absence of certain types of other debt; the delivery of certain historical and pro forma financial information; the completion of a not less than 15 consecutive business day marketing period following the receipt by Jefferies of a draft Comfort Letter (if requested) and a complete, printed Rule 144A preliminary offering memorandum relating to the issuance of the Senior Notes, such receipt having occurred no later than October 24, 2012 (subject to certain conditions that could result in an extension of the period); the maintenance of certain minimum levels of liquidity after giving effect to the Transactions; the receipt of documentation and information under applicable “know-your-customer” rules and regulations; the execution and delivery of the Definitive Debt Documents; the receipt of the Comfort Letter and the bring down Comfort Letter executed by the independent accountants and a customary 10b-5 legal opinion or disclosure letter from counsel to Parent; and receipt of a notice of borrowing from the Borrower.

The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

The funding of commitments under the Revolver Commitment is subject to customary conditions precedent for transactions of this nature, and Parent has received commitments for the full amount of the Revolver Commitment. We have filed a copy of the commitment letter governing the terms and conditions of the Revolver Commitment as Exhibit (b)(2) to the Schedule TO, which is incorporated herein by reference.

10. Background of the Offer; P ast Contacts or Negotiations with Union Drilling.

Background of the Offer

The following is a description of Parent’s, Purchaser’s and Avista Capital Partners’ contacts with Union Drilling that culminated in the execution of the Merger Agreement. For a review of Union Drilling’s activities relating to those contacts, you are referred to Union Drilling’s Schedule 14D-9 to be mailed to stockholders in connection with this Offer to Purchase. References to Avista Capital Partners below in certain cases may be references to actions taken by or on behalf of Parent or Purchaser, entities that are controlled by Avista Capital Partners.

Avista Capital Partners is engaged in (among other things) managing and making private equity investments, including on behalf of the entities it controls, such as Parent. In the ordinary course of its business, Avista Capital Partners and its affiliates from time to time review and evaluate potential acquisition opportunities in light of their respective historical operating performance, prospects for future growth and business needs, all in the context of the challenges and opportunities presented by the broader economy and the relevant industry.

Steven Webster, Co-Managing Partner and Co-Chief Executive Officer of Avista Capital Partners, has been a long-time stockholder of Union Drilling. In the Spring of 2012, Mr. Webster contacted representatives of Union Drilling Company LLC (“UDC LLC”) to inquire about a potential transaction involving Avista Capital Partners and Union Drilling.

In early May 2012, RBC Capital Markets, LLC (“RBC”), financial advisor to Union Drilling, at the direction of the Union Drilling Board, contacted Mr. Webster and informed him that if Avista Capital Partners remained interested in a possible transaction with Union Drilling, Avista Capital Partners should make a formal proposal to Union Drilling. On May 20, 2012, Mr. Webster informed RBC that Avista Capital Partners was interested in a possible business combination transaction between Parent and Union Drilling. Mr. Webster proposed a stock-for-stock exchange in which Union Drilling shareholders would receive an equity stake in the combined company valued at $6.50 per Share. The proposed terms also included a self-tender provision whereby the combined entity would purchase for cash up to 50% of its outstanding shares at a price of 140% of the trading price of the Shares at the date of signing (up to a maximum of $6.50 per share). In order to proceed with the necessary due diligence and begin negotiating such a transaction, Avista Capital Partners requested a 60-day period of exclusivity with Union Drilling.

On May 23, 2012, RBC, at the direction of the Union Drilling Board, contacted Avista Capital Partners to discuss improving the value and terms of its offer and to inform Avista Capital Partners that Union Drilling was not prepared to grant it an exclusive period to negotiate a transaction unless it increased its proposal. Discussions between the parties then subsided. In early June 2012, on behalf of Union Drilling, RBC inquired as to whether Avista Capital Partners continued to be interested in Union Drilling. Avista Capital Partners indicated that it was interested but reiterated that it would not consider an all cash offer or increasing the offer price but would be willing to increase the self-tender provision in the offer to up to 65% of the outstanding shares of the combined entity’s stock. RBC, at the direction of the Union Drilling Board, advised Avista Capital Partners that Union Drilling was evaluating a transaction with an undisclosed third party which they believed to be more advantageous to shareholders than the proposed transaction with Avista Capital Partners and Parent.

In early July, at the direction of the Union Drilling Board, RBC again approached Avista Capital Partners and advised Avista Capital Partners that Union Drilling had been unable to come to terms on the alternative transaction and inquired as to whether Avista Capital Partners would be interested in a potential merger on an all cash basis and if so whether they would be willing to raise its offer beyond past $6.50 per Share. Avista Capital Partners suggested that it remained interested in acquiring Union Drilling but that a portion of the consideration would be payable in equity of the combined entity. RBC, at the direction of the Union Drilling Board, advised that Union Drilling was not interested in a merger transaction in which Union Drilling remained public and a portion of the consideration to existing Union Drilling stockholders would be equity in the combined entity because of the difficulties in valuing Parent, which would impact the trading value of the combined entity.

On July 13, 2012, RBC, at the direction of the Union Drilling Board, set up a meeting with Avista Capital Partners at which RBC on behalf of the Union Drilling Board inquired whether Avista Capital Partners would be interested in the potential cash acquisition of Union Drilling by Avista Capital Partners or one of its affiliates. Avista Capital Partners agreed to change the form of the consideration from stock and cash to all cash at $6.50 per share and continue discussions with Union Drilling, but again requested a period of exclusivity.

On July 13, 2012, Avista Capital Partners executed a confidentiality agreement with Union Drilling. On July 13, 2012 Avista Capital Partners and Parent engaged Vinson & Elkins LLP (“Vinson & Elkins”) as legal counsel. On July 15, 2012, Avista Capital Partners and Vinson & Elkins were given access to a virtual data room for due diligence purposes.

On July 15, 2012, Avista Capital Partners executed an exclusivity agreement with Union Drilling, providing that until July 29, 2012, Union Drilling would not solicit, negotiate with or provide non-public information to any other person concerning a potential acquisition of Union Drilling. The exclusivity period was subject to a one week renewal if Avista Capital Partners delivered a non-binding letter of intent to Union Drilling stating its intention to acquire all the outstanding Shares of Union Drilling at a price of $6.50 per Share and the Union Drilling Board determined that substantial progress had been made.

On July 17, 2012, Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to Union Drilling, and Vinson & Elkins held a conference call to discuss the potential transaction and, shortly thereafter, Davis Polk delivered a draft of the Merger Agreement to Vinson & Elkins. The draft proposed a minimum tender condition of a majority of the outstanding Shares of Union Drilling, as well as a “two step” transaction process consisting of a front-end tender offer followed by a back-end merger. Union Drilling requested that Avista Capital Partners provide equity commitments to Parent to fund the entire purchase price. The draft also contemplated a “hell or high water” antitrust covenant whereby Avista Capital Partners and Parent would be obligated to take all actions necessary (including divestitures) in order to obtain the approval of antitrust authorities.

On July 18, 2012, Davis Polk delivered a draft of the Tender and Voting Agreement to Vinson & Elkins, which contemplated the commitment of UDC LLC to tender into the Offer and support the Merger.

On July 19, 2012, the management teams of Union Drilling and Parent met in Fort Worth, Texas to discuss Union Drilling’s business and operations. Also in attendance were Avista Capital Partners and representatives from RBC.

In late July, Mr. Webster inquired of certain existing stockholders of Union Drilling, including Wolf Marine S.A. (“Wolf Marine”), as to whether they would be interested in rolling a portion of their equity in Union Drilling into Parent in connection with the potential Merger. Wolf Marine and its affiliates had participated in transactions with Mr. Webster and Avista Capital Partners in the past, and an affiliate of Wolf Marine is a limited partner in certain funds associated with Avista Capital Partners, so an equity rollover was met with interest from Wolf Marine. Union Drilling did not participate in these discussions.

On July 24, 2012, Vinson & Elkins and Davis Polk had a telephonic discussion about the proposed transaction. Vinson & Elkins advised Davis Polk on this call that Parent and Avista Capital Partners were engaged in discussions with potential financing sources. Vinson & Elkins also advised Davis Polk that Parent and Avista Capital Partners would propose in the next draft of the Merger Agreement a reverse termination fee that, together with specific performance in circumstances in which Parent’s debt financing was available, would be Union Drilling’s sole and exclusive remedy.

On July 29, 2012, Avista Capital Partners delivered a letter to RBC reaffirming its interest in acquiring all the outstanding Shares for $6.50 per Share, and Avista Capital Partners and Union Drilling entered into a revised exclusivity agreement that extended until August 15, 2012 and indicated that Avista Capital Partners expected to re-confirm its intent to acquire Union Drilling and request a further exclusivity extension at such time.

On July 30, 2012, Vinson & Elkins delivered a revised draft of the Merger Agreement to Davis Polk. The revised draft proposed a reverse termination fee as Union Drilling’s sole remedy against Avista Capital Partners, Parent, Purchaser, and their affiliates, except in instances of fraud. The draft also included a limited guarantee by certain funds of Avista Capital Partners to Union Drilling guaranteeing payment of any such reverse termination fee. Among other things, the revised draft also provided for (i) an increase in the size of the termination fee and the additional circumstances under which the termination fee was payable by Union Drilling, (ii) a longer match period available to Parent, (iii) increased restrictions on the Union Drilling Board’s ability to change its recommendation, (iv) a “no material adverse effect” condition to Parent’s obligation to consummate the tender offer, (v) limitations on the obligations of Avista Capital Partners and Parent to obtain antitrust approval, and (vi) limitations on Union Drilling’s right to specific performance to circumstances in which Parent’s debt financing is available.

On August 6, 2012, Davis Polk and Vinson & Elkins held a conference call to discuss Vinson & Elkins’ draft of the Merger Agreement, in particular the “no solicitation” covenant and the remedies provisions. On August 7, 2012, Davis Polk delivered a revised draft of the Merger Agreement to Vinson & Elkins. Among other things, the draft proposed (i) a larger reverse termination fee, (ii) a smaller termination fee and fewer instances in which such termination fee is payable by Union Drilling, (iii) a less burdensome “no solicitation” covenant, and (iv) shorter periods for Parent to match competing proposals.

On August 14, 2012, Union Drilling informed Avista Capital Partners that there was going to be a delay in delivering two of its rigs to a customer. As a result of this, the parties delayed further discussions regarding the potential transaction. In late August, 2012, the parties reengaged in discussions regarding the transaction. Avista Capital Partners informed RBC and Union Drilling that it was unwilling to enter into a Merger Agreement until the rigs had been delivered to the customer and spudded wells.

On August 24, 2012, Avista Capital Partners provided information to RBC regarding its preliminary expected financing arrangements and inquired as to whether RBC believed any of the existing Union Drilling stockholders or directors would be interested in rolling a portion of their equity in Union Drilling into Parent in connection with the potential Merger, as such a rollover would aid the financing of the transaction. Shortly thereafter, RBC informed Avista Capital Partners that the directors of Union Drilling and UDC LLC were not willing to roll over their Union Drilling shares.

On September 5, 2012, Parent and Union Drilling entered into a revised exclusivity agreement providing that, until the earlier of (i) September 30, 2012 and (ii) seven business days after Union Drilling provided Avista Capital Partners notice that both delayed rigs had spudded wells, Union Drilling would not solicit, negotiate with or provide non-public information to any other person concerning a potential acquisition of Union Drilling.

On September 5, Vinson & Elkins delivered a revised draft of the Merger Agreement to Davis Polk. The draft contemplated that, in addition to UDC LLC, Union Drilling’s named executive officers would also enter into the Tender and Voting Agreement. The draft also reflected further revisions to, among other things, the “no solicitation” provisions, termination and reverse termination fees, match right periods, and the ability of the Union Drilling Board to change its recommendation.

On September 10, 2012, Avista Capital Partners and Parent, together with representatives of Vinson & Elkins, met with Jefferies to discuss the potential financing of the transaction. In light of the fact that a tender offer with a minimum condition of greater than 50% but less than a threshold at which, after exercise of the Top-Up Option, a short-form merger could be consummated could result in a period of several weeks in which Parent would control but would not wholly own Union Drilling and complicate the debt financing, the participants at such meeting determined to reevaluate the structuring options.

On September 11, 2012, Vinson & Elkins and Davis Polk held a telephone conference regarding the draft Merger Agreement circulated by Davis Polk on September 5, 2011. Among other things, Davis Polk and Vinson & Elkins discussed termination rights, match right periods, and termination and reverse termination fees. Vinson & Elkins also conveyed with Davis Polk that, in light of Jefferies’ concerns, a modified merger structure would be advisable. Davis Polk and Vinson & Elkins agreed that the minimum tender condition would be changed to the threshold at which, after exercise of the Top-Up Option, a short-form merger could be consummated under Delaware law.

On September 11 and September 12, 2012, Vinson & Elkins and Davis Polk held a separate conference call on interim operating covenants and employment benefits matters.

On September 14, 2012, Davis Polk delivered a revised draft of the Merger Agreement to Vinson & Elkins. The draft reflected the revised minimum tender condition discussed on the September 11, 2012 call. The draft contemplated that, if the minimum tender condition were not satisfied or the Offer terminated under certain other circumstances, Union Drilling would then file a preliminary proxy statement and the parties would proceed with a one-step merger. The revised draft also reflected revisions to, among other things, the termination and reverse termination fees.

Later on September 14, 2012, Avista Capital Partners provided a draft of the Support Agreement to Mr. Webster. On September 18, 2012, Avista Capital Partners held discussions with Wolf Marine and Lucky Star Ltd. (“Lucky Star”) regarding the Support Agreement and later delivered a draft of the Support Agreement to Wolf Marine and Lucky Star on September 23, 2012.

On September 21, 2012, the stock price of Union Drilling unexpectedly increased by over 10% to close at $6.31 per share due to a single block trade. Avista Capital Partners informed Union Drilling that it was willing to sign a merger agreement during the weekend of September 22-23 with a public announcement to follow. In that regard, Avista Capital Partners agreed that it would no longer request that each of the two delayed rigs be delivered to the customer and spud its first well as a condition to signing. Avista Capital Partners also indicated that it had directed Vinson & Elkins to deliver to Davis Polk and Union Drilling a revised draft of the merger agreement.

On September 21, 2012, Avista Capital Partners discussed with RBC the equity rollover arrangement with Mr. Webster, Wolf Marine and Lucky Star and its relevance to the financing of the transaction.

On September 21, 2012, Vinson & Elkins delivered a revised draft of the Merger Agreement to Davis Polk. This draft contemplated a dual track structure, whereby Purchaser would initiate the Offer while Union Drilling would simultaneously file a preliminary proxy statement and prepare to hold a meeting of its stockholders to approve the Merger if the Offer Conditions were not satisfied or waived. Vinson & Elkins also delivered a revised draft of the Tender and Voting Agreement and distributed initial drafts of the Equity Commitment Letter and the Guaranty. Also on September 21, 2012, Vinson & Elkins discussed the framework of the Support Agreements with Davis Polk. On September 22, 2012, Vinson & Elkins delivered a draft of the Support Agreement to Davis Polk. Later that day, Vinson & Elkins sent Davis Polk an initial draft of the debt commitment letter pursuant to which Jeffries Finance LLC (“Jeffries”) was committing to fund the full amount of the financing required by Parent to consummate the Offer and the Merger. Later that day, Davis Polk sent comments on the draft debt commitment letter to Vinson & Elkins. Over the course of September 22 and 23,

2012 Davis Polk and Vinson & Elkins held several conference calls to negotiate the remaining open items in the merger agreement, the company disclosure schedules and the other draft agreements. Among other things, Avista Capital Partners and Parent made additional changes to the representations and warranties, agreed to provide more certainty as to closing and to remove certain conditions to the Merger regarding the operating status of Union Drilling’s rigs and Union Drilling accepted Avista Capital Partners and Parent’s request regarding the Support Agreements to be entered into with certain stockholders of Union Drilling provided such agreements terminate upon the termination of the merger agreement or any change in the Union Drilling Board’s recommendation in response to events or circumstances that were neither known nor reasonably foreseeable to the Union Drilling Board.

On September 23, 2012, Davis Polk advised Vinson & Elkins that the Union Drilling Board had held a meeting at which it unanimously (i) approved the form of the merger agreement with Parent and Purchaser, substantially in the form presented, and the transaction contemplated thereby, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Union Drilling and Union Drilling’s stockholders, (iii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that the stockholders of Union Drilling accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger.

On September 23 and 24, 2012, Avista and Parent continued negotiations with Jefferies regarding the debt financing commitment.

The definitive transaction documents were executed on September 24, 2012. Early in the morning of September 25, 2012, before the opening of trading on NASDAQ, Parent and Union Drilling issued a joint press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements

For more information on the Merger Agreement and the other agreements between Union Drilling and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer

The Merger Agreement provides that Purchaser shall commence the Offer as promptly as practicable, but in no event later than October 9, 2012. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the terms and conditions of the

Merger Agreement, the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date, which Expiration Date Purchaser is required to or permitted to, as the case may be, extend as described below. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer shall occur promptly after the Expiration Date, which will be at 12:00 Midnight (New York City time), at the end of the day on Friday, November 2, 2012 unless we extend the Offer pursuant to the terms of the Merger Agreement.

Parent and Purchaser reserve the right to increase the Offer Price, to make other changes to the terms and conditions of the Offer and to waive conditions to the Offer, except that Union Drilling’s prior written approval is required for Parent and Purchaser to:

•	waive or change the Minimum Tender Condition;

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought in the Offer;

•	extend or otherwise change the Expiration Date except as expressly provided in the Merger Agreement; or

•	impose additional Offer Conditions or otherwise amend, modify or supplement any of the Offer Conditions or the terms of the Offer in a manner materially adverse to the holders of the Shares.

The Merger Agreement contains provisions governing the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause Purchaser to extend the Offer or when the Offer shall or may be terminated. Specifically, the Merger Agreement provides that if, at any scheduled expiration date:

•

any of the Offer Conditions have not been satisfied or waived (if permitted by the Merger Agreement), then we may, (and, at Union Drilling’s request, we must) extend the offer for one or more periods in order to permit the satisfaction of such conditions. However, we are not required to extend the offer beyond the earlier of December 5, 2012 and the date that is five business days after the Proxy Statement Clearance Date or if prohibited by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer or for any other period required by applicable law.

•

Purchaser shall, and Parent shall cause Purchaser to, extend the offer for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer or for any other period required by applicable law.

•

Purchaser may extend the Offer if, on or prior to the date on which the Offer is scheduled to expire, all of the Offer Conditions have been satisfied or waived (if permitted by the Merger Agreement) and the Initial Marketing Period has not ended as of the last business day prior to such scheduled expiration date until the earliest to occur of (i) the first business day after the lenders under the Debt Financing have waived the condition in the Debt Financing commitment related to such Initial Marketing Period and (ii) the first business day after the final day of the Initial Marketing Period.

Top-Up Option

Union Drilling has granted to Purchaser an irrevocable option, or the Top-Up Option, to purchase at a price per share equal to the Offer Price up to the number of Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, constitutes (together with the Support Agreement Shares) at least 90% of the Shares outstanding on the Offer Closing Date on a fully-diluted basis.

The obligation of Union Drilling to issue the Shares upon the exercise of the Top-Up Option is subject to the conditions that (i) the number of Shares issuable upon exercise of the Top-Up Option does not exceed the number of authorized but unissued and unreserved Shares plus the number of Shares held by Union Drilling as treasury shares and (ii) there not exist any applicable law or order or other similar action that would prohibit the exercise of the Top-Up Option or the delivery of the Shares subject to the Top-Up Option with respect to such exercise. The price per Share payable under the Top-Up Option would be equal to the Offer Price. The Top-Up Option may be exercised by Purchaser, in whole or in part, only once, at any time during the ten (10) business day period following the time at which Shares are first accepted for payment pursuant to and subject to the terms and conditions of the Offer (such time, the “Acceptance Time”). In addition, the purchase price payable in connection with the exercise of the Top-Up Option may be paid by Purchaser, at its election, either (x) entirely in cash or (y) by paying an amount in cash equal to not less than the aggregate par value of the Shares purchased pursuant to the Top-Up Option and by executing and delivering to Union Drilling a promissory note for the remainder. This promissory note (i) will bear a 3% per annum interest rate, (ii) will mature on the first anniversary of the date of its execution and delivery, (iii) may be prepaid without premium or penalty, (iv) will be full recourse to Parent and Purchaser, and (v) will have no other material terms.

Concurrently with the execution of the Merger Agreement, Union Drilling’s named executive officers and Union Drilling Company, LLC, a Union Drilling stockholder, entered into the Tender Agreements with Parent pursuant to which such stockholders have agreed, among other things, to (i) tender the Shares beneficially owned by them in the Offer and (ii) support the Merger and the other transactions contemplated thereby, each on the terms and subject to the conditions set forth in the Tender Agreements. The Shares subject to these agreements comprise approximately 37.6% of the outstanding Shares. See “— Tender Agreements.”

If Parent, Purchaser and any of their respective affiliates acquire at least 90% (including the Support Agreement Shares) of the outstanding Shares, including through exercise of the Top-Up Option, Purchaser will complete the Merger through the “short-form” procedures available under the DGCL. Any dilutive impact on the value of the Shares as a result of the exercise of the Top-Up Option will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL.

Initial Marketing Period

The “Initial Marketing Period” is defined in the Merger Agreement to be the first 20 consecutive business days, commencing five (5) business days following receipt in all material respects by the Debt Providers of the Required Information throughout which (i) Parent shall have had the Required Information; (ii) the Required Information that is applicable to the first day of the Initial Marketing Period is as of and for the same periods as such information applicable to the last day of the Initial Marketing Period; and (iii) nothing has occurred and no condition exists that would cause any of the Offer Conditions to fail to be satisfied assuming the Acceptance Time were to be scheduled on the final day of the Initial Marketing Period (clauses (i) through (iii) above, collectively, the “Marketing Period Conditions”); provided that if an Initial Marketing Period (including, as applicable, an Uncompleted Initial Marketing Period) commences and is not completed because the Required Information applicable to the first day of such period is not as of and for the same periods as such information applicable to the last day of such period (any such period, an “Uncompleted Initial Marketing Period”), then the Initial Marketing Period shall be the period commencing on the Business Day following receipt in all material respects by the Debt Providers of the updated Required Information and continuing thereafter for the greater of (i) ten consecutive Business Days and (ii) the number of consecutive Business Days that was remaining in such Uncompleted Initial Marketing Period, throughout which the Marketing Period Conditions must remain satisfied; provided further that if an Initial Marketing Period commences and is not completed prior to the dates from and including November 21, 2012 through and including November 23, 2012 or any date from and including December 20, 2012 through and including December 31, 2012 (each such period an “Initial Marketing Period Blackout”), then the Initial Marketing Period shall be the period commencing on the Business Day following such Initial Marketing Period Blackout and continuing thereafter for 15 Business days, throughout which the Marketing Period Conditions must remain satisfied; and provided, further that the Initial Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

One-Step Marketing Period

The “One-Step Marketing Period” is defined in the Merger Agreement to be the first period of ten consecutive business days commencing on the later of (x) the Business Day prior to the time of the meeting of Union Drilling’s stockholders to adopt the Merger Agreement and approve the Merger (the “Company Stockholder Meeting”) and (y) the receipt in all material respects by the Debt Providers of the Required Information, throughout which (i) Parent shall have had the Required Information; (ii) the Required Information that is applicable to the first day of the One-Step Marketing Period is as of and for the same periods as such information applicable to the last day of the One-Step Marketing Period; and (iii) nothing has occurred and no condition exists that would cause any of the conditions to the closing of the Merger to fail to be satisfied assuming the closing of the Merger were to be scheduled on the final day of the One-Step Marketing Period; provided that such period shall not include any dates from and including November 21, 2012 through and including November 23, 2012 or any dates from and including December 20, 2012 through and including December 31, 2012; and, provided further that the One-Step Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

Board of Directors and Officers

Pursuant to the terms of the Merger Agreement, from and after the Effective Time, the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation.

From and after the Effective Time, the officers of Purchaser at the Effective Time will be the officers of the Surviving Corporation.

The Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, at the Effective Time:

•	Purchaser will be merged with and into Union Drilling, and the separate existence of Purchaser will cease;

•	Union Drilling will continue as the Surviving Corporation after the Merger;

•

the Surviving Corporation will possess all properties, rights, powers, privileges, and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Union Drilling and Purchaser, in each case as provided under Delaware law; and

•	the Surviving Corporation will continue to be governed by the laws of the State of Delaware.

At the Effective Time, the certificate of incorporation of Union Drilling will be amended and restated as provided in the Merger Agreement, and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation. Furthermore, at the Effective Time, the bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation.

The respective obligations of Union Drilling and Parent to complete the Merger are subject to the satisfaction or waiver by Union Drilling and Parent of the following conditions:

•	if required by the DGCL, the approval of Union Drilling’s shareholders in favor of the Merger (the “Company Stockholder Approval”) shall have been obtained;

•	any applicable waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or been terminated;

•

no order or other legal restraint or prohibition preventing the consummation of the Merger by any court of competent jurisdiction or Governmental Authority having jurisdiction over the parties hereto shall be in effect; and

•	unless the Offer Termination (as defined below) shall have occurred, Purchaser shall have accepted for payment all the Shares validly tendered and not validly withdrawn pursuant to the Offer.

Solely if the Offer Termination shall have occurred or the Offering Closing shall not have occurred, the obligations of Parent and Purchaser, on the one hand, and Union Drilling, on the other hand, to complete the Merger are subject to the satisfaction or (to the extent permitted by applicable law) the waiver of certain additional conditions as set forth in the Merger Agreement.

Conversion of Capital Stock

At the Effective Time each Share outstanding immediately prior to the Effective Time (other than Shares held by Parent or Purchaser or Shares held by any holder who validly exercises appraisal rights in accordance with the DGCL with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest thereon and less any applicable withholding taxes.

Prior to the Effective Time, Parent will make available to the Paying Agent, cash in immediately available funds in an amount sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments pursuant to the Merger Agreement.

Treatment of Options

At or immediately prior to the Effective Time, each Option that is outstanding and unexercised immediately prior to the Effective Time (whether or not vested or exercisable) will be cancelled and, at or promptly after, the Effective Time, Union Drilling will pay each holder of such cancelled Option an amount in cash, without interest thereon and less any applicable withholding taxes, equal to the product of (i) the excess, if any, of the Offer Price over the per-Share exercise price of such Option and (ii) the number of Shares subject to such Option.

Treatment of Restricted Stock Units

Immediately prior to the Effective Time, each outstanding Restricted Stock Unit that is outstanding will fully vest immediately prior to the Effective Time and be converted automatically into the right to receive from Union Drilling at or promptly after the Effective Time an amount in cash, without interest thereon and less any applicable withholding taxes, equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Restricted Stock Unit.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting

If, following the Offer Closing and the exercise, if any, of the Top-Up Option, Parent, Purchaser, or any of Parent’s subsidiaries shall collectively own at least the number of Shares necessary for Purchaser to be merged into Union Drilling without a vote or consent of Union Drilling’s stockholders in accordance with Section 253 of the DGCL, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without the Company Stockholder Meeting in accordance with Section 253 of Delaware Law.

If the adoption of the Merger Agreement by Union Drilling’s stockholders is required by Applicable Law and the Offer Termination has occurred, Union Drilling will, as promptly as reasonably practicable, and in any event within ten business days, after the Proxy Statement Clearance Date, (i) take all action necessary in accordance with Applicable Law, NASDAQ rules, Union Drilling’s certificate of incorporation and Union Drilling’s bylaws to establish a record date for and give notice of the Company Stockholder Meeting, and (ii) mail to the holders of Shares as of the record date the Company Proxy Statement.

Representations and Warranties

The Merger Agreement contains various representations and warranties made by Union Drilling to Parent and representations and warranties made by Parent to Union Drilling. The representations and warranties contained in the Merger Agreement were made as of specific dates in some instances, were the product of negotiations among Union Drilling, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in the Company Disclosure Schedules that Union Drilling delivered to Parent in connection with the signing of the Merger Agreement. The Company Disclosure Schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement are intended solely to allocate risk between Union Drilling, on the one hand, and Parent and Purchaser, on the other hand, rather than to establish matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Union Drilling, Parent or Purchaser that may be different from those that are applicable to Union Drilling’s stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Union Drilling, Parent or Purchaser and should not be relied upon as disclosure about Union Drilling, Parent or Purchaser without consideration of the foregoing and the entirety of the public disclosure of Union Drilling, Parent or Purchaser as set forth in their respective public reports filed with the SEC.

In the Merger Agreement, Union Drilling has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Union Drilling, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	the vote required for adoption of the Merger Agreement and approval of the transactions contemplated thereby;

•	required consents and approvals, and no violations of organizational or governance documents;

•	noncontravention;

•	its capitalization;

•	the absence of subsidiaries;

•	its financial statements, SEC filings and compliance with the Sarbanes-Oxley Act;

•	internal controls;

•	accuracy of information supplied for purposes of the offer documents, the Schedule 14D-9 and the Company Proxy Statement;

•	conduct of business and the absence of certain changes;

•	the absence of undisclosed liabilities;

•	compliance with laws;

•	the absence of litigation;

•	real property;

•	intellectual property;

•	taxes;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	environmental matters;

•	material contracts;

•	brokers’ fees and expenses;

•	the receipt of an opinion of its financial advisor;

•	the inapplicability of state takeover statutes;

•	insurance;

•	related party transactions;

•	Foreign Corrupt Practices Act compliance;

•	certain business practices;

•	the ownership of its rigs and their satisfactory operating condition; and

•	the absence of a stockholders rights plan.

Some of the representations and warranties in the Merger Agreement made by Union Drilling are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of Union Drilling, excluding any effect resulting from:

•

changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which Union Drilling operates not having a materially disproportionate effect on Union Drilling relative to other participants in the industry in which Union Drilling operates;

•

changes in the financial or securities markets or general economic or political conditions in the United States not having a materially disproportionate effect on Union Drilling relative to other participants in the industry in which Union Drilling operates;

•

changes (including changes of Applicable Law) or conditions generally affecting the industry in which Union Drilling operates and not specifically relating to or having a materially disproportionate effect on Union Drilling relative to other participants in the industry in which Union Drilling operates;

•

acts of war, sabotage or terrorism or natural disasters involving the United States of America not having a materially disproportionate effect on Union Drilling relative to other participants in the industry in which Union Drilling operates;

•	the announcement or consummation of the transactions contemplated by the Merger Agreement;

•

any failure by Union Drilling to meet any internal, analysts’ or published budgets, projections, forecasts or predictions of financial performance for any period (but not any fact, change, event, occurrence or effect underlying or contributing to such failure);

•	any change in the trading price or trading volume of the Shares (but not any fact, change, event, occurrence or effect underlying or contributing to such change in prices or volume); and

•	any action taken (or omitted to be taken) at the written request of Parent or Purchaser.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Union Drilling with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	noncontravention

•	accuracy of information supplied for purposes of the offer documents, the Schedule 14D-9 and the Company Proxy Statement absence of litigation;

•	brokers’ fees and expenses;

•	available financing;

•	the Guaranty; and

•	ownership of Shares.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means a material adverse effect on Parent’s ability to consummate the transactions contemplated pursuant to the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger

The Merger Agreement provides that, after the date of the Merger Agreement and until the Effective Time, except (i) as may be consented to in a prior writing by Parent (not to unreasonably withheld, conditioned or delayed), (ii) as expressly contemplated by the Merger Agreement or (iii) as set forth in the Company Disclosure Schedule, Union Drilling shall conduct its business in the ordinary course and use its reasonable best efforts to:

•	preserve intact its present business organization,

•

keep available the services of its directors, officers and Key Employees (provided that Union Drilling shall not be required to increase the compensation of, or make any other payment not otherwise due to such persons),

•	maintain satisfactory relationships with Governmental Authorities and its customers, lenders, suppliers and others having material business relationships with it,

•	maintain in effect all of its foreign, supranational, federal, state, provincial, municipal and local licenses, permits, consents, franchises, approvals and authorizations,

•	preserve the assets and properties of Union Drilling in good repair and condition,

•	maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, and

•	comply in all material respects with all laws and Orders of all Governmental Authorities (other than Orders being contested by Union Drilling in good faith).

In addition, during the same time period, and subject to the same exceptions as set forth above, Union Drilling shall not and shall not permit any of its subsidiaries to take certain actions with respect to the following without the prior written consent if Parent (which consent shall not be unreasonably withheld), subject to the thresholds and exceptions specified in the Merger Agreement:

•	amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

•

(i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities;

•

(i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities, other than the issuance of any Shares upon the exercise of Options or upon vesting of Restricted Stock Units that are outstanding on the date of the Merger Agreement in accordance with the terms of those equity awards on the date of the Merger Agreement or (ii) amend any term of any security of Union Drilling;

•

incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget that was made available to Parent prior to the date of the Merger Agreement and (ii) any unbudgeted capital expenditures on existing equipment or existing Rigs not to exceed $1,500,000 individually or $4,000,000 in the aggregate;

•

other than as set forth immediately above, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) supplies or equipment (including tubulars) purchased in the ordinary course of Union Drilling’s business and (ii) acquisitions with a purchase price (including assumed indebtedness) that does not exceed $250,000 individually or $1,000,000 in the aggregate;

•

sell, lease, license or otherwise transfer, or create or incur any Lien on, any of its assets, securities, properties, rights, interests or businesses, other than sales, leases or transfers with a sale price (including any related assumed indebtedness) that does not exceed $250,000 individually or $1,000,000 in the aggregate; provided that, notwithstanding the above, Union Drilling shall not sell, lease (other than entry into drilling contracts in the ordinary course of business), license, abandon or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, any Rig without the prior written consent of Parent;

•

other than in connection with actions permitted by the Merger Agreement, make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;

•

create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, except for (i) any indebtedness (excluding trade payables incurred in the ordinary course of business) or guarantee incurred in the ordinary course of business not to exceed $100,000 individually, (ii) with respect to indebtedness under the Revolver, incurred in the ordinary course of business and in an amount that would not cause the amount of the total outstanding debt under the Revolver to exceed $112,000,000 (provided that Union Drilling may incur indebtedness under the Revolver in an amount that would cause the amount of the total outstanding debt under the Revolver to exceed $112,000,000 to the extent, and only to the extent, such excess amount is incurred to pay insurance premiums in the ordinary course of business), and (iii) indebtedness incurred to pay insurance premiums in the ordinary course of business;

•

except to the extent required by applicable law or any employee benefit plan in effect as of the date hereof (i) with respect to any officer, director or employee of Union Drilling whose annual base compensation exceeds $200,000, (A) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement), (B) enter into any employment, deferred compensation, consultancy, severance or other similar agreement (or amend any such existing agreement), or (C) increase compensation, severance or other benefits payable under any existing employee benefit plan, severance or termination pay policies; provided that for any employee whose annual base compensation exceeds $125,000 but is less than $200,000, Union Drilling may increase the compensation, severance or other benefits payable to such employee in the ordinary course of business consistent with past practice; (ii) establish, adopt or amend any collective bargaining or labor agreement; (iii) grant, accelerate or modify the period of exercisability or vesting of any equity compensation award; or (iv) agree to fund any compensation or benefits under any employee benefit plan through a “rabbi” trust or similar arrangement;

•	change Union Drilling’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act, as agreed to by its independent public accountants;

•

settle, or offer or propose to settle, (i) any material litigation or Proceeding or other claim involving or against Union Drilling, (ii) any stockholder litigation or dispute against Union Drilling or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby, other than the settlement of claims, liabilities or obligations incurred in the ordinary course of business that (A) does not require any actions or impose any restrictions on the business or operations of Union Drilling or impose any other injunctive or equitable relief, (B) insurance carriers have agreed in writing to fully fund (less applicable deductibles), (C) provides for the complete release of Union Drilling of all claims by the third party adverse to Union Drilling in such Proceeding, and (D) does not provide for any admission of liability by Union Drilling;

•

make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, materially amend any Tax Returns or file claims for material Tax refunds, enter into any closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

•

withdraw or modify, or permit the withdrawal or modification of, any approvals made by the compensation committee of the Union Drilling Board to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10 of the Exchange Act;

•	permit to lapse or abandon any material registered Intellectual Property owned by Union Drilling;

•

enter into, amend or modify in any material respect or terminate (other than upon expiration) any Material Contract (or any Contract entered into after the date of the Merger Agreement that would have been a Material Contract if entered into prior to the date of the Merger Agreement) or otherwise waive, release or assign any material rights, claims or benefits of Union Drilling;

•	create or acquire any Subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.

Further, Union Drilling has agreed to provide Parent with two days advance notice before entering into, materially amending, materially modifying, or terminating in advance of its scheduled termination, modification or early termination of any contract pursuant to which Union Drilling provides drilling services that has a term of 90 days or longer.

Access to Information

From the date of the Merger Agreement until the Effective Time and subject to applicable law and the Confidentiality Agreement dated July 13, 2012 between Union Drilling and Avista Capital Holdings, LP (summarized herein in “—Confidentiality Agreement”), Union Drilling agreed to (i) give Parent and its Representatives and Financing Sources reasonable access to the offices, properties, systems, personnel, officers, employees, agents, Contracts, books and records of Union Drilling, (ii) furnish to Parent and its Representatives and Financing Sources such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the authorized Representatives of Union Drilling to cooperate with Parent in its investigation of Union Drilling.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of Union Drilling’s current and former directors, officers or employees. Specifically, Parent and the Surviving Corporation have agreed to maintain in effect, for a period of six years after the Effective Time, provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

In addition, for a period of six years after the Effective Time, Parent and the Surviving Corporation have also agreed to indemnify and hold harmless the present and former officers and directors of Union Drilling in respect of acts or omissions in their capacity as officers or directors, as applicable, of Union Drilling occurring at or prior to the Effective Time to the fullest extent permitted by the DGCL and any other Applicable Law and permitted under Union Drilling’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

Prior to the Effective Time, Union Drilling shall, or if Union Drilling is unable to, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Union Drilling’s existing directors’ and officers’ liability insurance and fiduciary liability insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability no less favorable than Union Drilling’s existing policies. The Merger Agreement limits the amount that may be expended on such extension to 225% of the annual premium Union Drilling paid in its last full fiscal year. If such extension is not obtained, then the Surviving Corporation will maintain in effect for six years after the Effective Time Union Drilling’s current directors’ and officers’ liability insurance and fiduciary liability insurance policies or comparable policies, with the amount required to be expended on such policies limited annually to 225% of the annual premium Union Drilling paid in its last full fiscal year.

Appropriate Action; Consents; Filings

Subject to the terms and conditions of the Merger Agreement, each of Union Drilling and Parent have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents; and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement; provided that the reasonable best efforts of any party to the Merger Agreement will not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated by the Merger Agreement, or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ business, assets or properties. In furtherance and not in limitation of the foregoing, each of Parent and Union Drilling have agreed to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date of the Merger Agreement and shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act.

Union Drilling and Parent have also agreed to use their reasonable best efforts to cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contract, in connection with the consummation of the transactions contemplated by the Merger Agreement, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Public Announcements

Parent and Union Drilling have agreed to consult with each other and provide the other party a reasonable opportunity to review and comment before issuance any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to the Merger Agreement or the transactions contemplated thereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, not to issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation; provided, however, that each party may make an oral or written press release, communication, or public statement without complying with the foregoing procedures if the substance of such press release, communication, or public statement was publicly disclosed and previously subject to the foregoing requirements.

Employee Matters

Pursuant to the Merger Agreement, (a) for a period of no less than twelve (12) months following the Effective Time, Parent will provide or cause to be provided to the employees of Union Drilling who continue employment with parent or any of its affiliates (“Continuing Employees”) (i) compensation and benefits that are in the aggregate substantially comparable to the compensation and benefits provided by Union Drilling to the Continuing Employees as in effect immediately prior to the Effective Time, and (ii) severance benefits that are no less favorable than the severance benefits which the Continuing Employees would have received from Union Drilling upon termination of employment immediately prior to the Effective Time. Except as would result in a duplication of benefits, with respect to any employee benefit plan maintained by Parent or any of its affiliates in which any Continuing Employee becomes a participant (excluding any equity compensation or benefit accrued under a defined benefit plan), such Continuing Employee will receive full credit for service with Union Drilling (or predecessor employers to the extent Union Drilling provides such past service credit) to the same extent that such service was recognized as of the Effective Time under a comparable plan of Union Drilling in which the Continuing Employee participated. With respect to any welfare plan maintained by Parent or any of its affiliates in which any Continuing Employee is eligible to participate after the Effective Time, Parent will, or will cause its affiliates to, (a) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under Union Drilling’s welfare plans prior to the Effective Time, and (b) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

Compensation Arrangements

Within ten business days following the date of the Merger Agreement, Union Drilling (acting through its compensation committee) will take all steps necessary to cause each compensation arrangement pursuant to which consideration is payable to an officer, director or employee to be approved by the compensation committee of the Union Drilling Board (comprised solely of “independent directors”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Financing

Parent will use its commercially reasonable efforts to (i) arrange the financing on the terms and conditions described in the Debt Commitment Letters and the Equity Commitment Letter, (ii) enter into definitive agreements with respect thereto (that are customary for financings of this type) on the terms and conditions contained in the Financing Commitment Letters, and (iii) consummate the Financing no later than the Effective Time in accordance with the terms contained in the Financing Commitment Letters; provided that Parent may agree to or permit any amendment, modification or waiver of the Financing Commitment Letters that would not, or would not reasonably be expected to, (a) materially adversely impact (1) the ability of Parent to timely consummate the transactions contemplated by the Merger Agreement or (2) the likelihood of consummation of the transaction contemplated by the Merger Agreement or (b) expand upon the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters; provided, further, that Parent shall promptly deliver to Union Drilling copies of any such amendment, modification or waiver following the execution of the same.

In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitment Letters, (i) Parent will promptly notify Union Drilling and (ii) Parent will use its commercially reasonable efforts to arrange to obtain Alternative Debt Financing, on terms that are not materially less favorable from the standpoint of Parent and Purchaser than the terms and conditions set forth in the Financing Commitment Letters, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto.

Parent and Purchaser will, and will cause their respective Representatives to, use commercially reasonable efforts to comply with the terms, and satisfy on a timely basis the conditions, in each case those that are within their control, of the Financing Commitment Letters, any Alternative Debt Financing, the Financing Agreements and any related fee and engagement letters. Parent will keep Union Drilling reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof). Parent will give Union Drilling prompt written notice, in any event within 48 hours of Parent’s knowledge, of any actual breach, default, expiration, termination or repudiation of any Debt Financing Commitment by any party thereto of which Parent becomes aware.

Financing Cooperation

Prior to the Effective Time, Union Drilling has agreed to use its reasonable best efforts to provide, and shall cause its Affiliates and Representatives to use reasonable best efforts to provide, in connection with the arrangement of the Debt Financing, all reasonable cooperation requested by Parent that is customary in connection with the arrangement of debt financing for transactions that are substantially similar to the transactions contemplated by the Merger Agreement.

Stockholder Litigation

Union Drilling shall control, and shall give Parent the opportunity to participate in the defense of, any litigation brought by stockholders of Union Drilling against Union Drilling and/or its officers or directors relating to the transactions contemplated by the Merger Agreement; provided, however, that Union Drilling shall not settle or offer to settle any claim, charge or Proceeding against Union Drilling or any of its directors or officers by any stockholder of Union Drilling arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement without the prior written consent of Parent.

Board Recommendation

As described in this Offer to Purchase, and subject to the provisions described below, the Union Drilling Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Union Drilling and Union Drilling’s stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of Union Drilling accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if necessary, adopt the Merger Agreement and approve the Merger (the “Company Board Recommendation”).

Except as expressly permitted in the Merger Agreement, neither the Union Drilling Board nor any committee thereof shall (i) fail to make, withdraw or modify (including in the Schedule 14D-9) in a manner adverse to Parent, the Company Board Recommendation, (ii) approve or recommend an Acquisition Proposal,

(iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, or (iv) publicly propose or announce an intention to take any of the foregoing actions (any of the foregoing in clauses (i) through (iv), an “Adverse Recommendation Change”). Union Drilling is not permitted to grant any waiver or release under any standstill, confidentiality or similar provision of any agreement to which Union Drilling is a party, shall enforce to the fullest extent permitted under Applicable Law the standstill provisions of any agreement to which Union Drilling is a party and shall immediately take steps within its power necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and its Affiliates under any such provisions. Violations of the restrictions set forth above by an Affiliate or Representative of Union Drilling are deemed a breach of such restrictions by Union Drilling.

No Solicitation; Adverse Recommendation Change

Union Drilling has agreed to, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal. Union Drilling has agreed to promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of Union Drilling (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), and Union Drilling shall provide to Parent all certifications of such return or destruction from such other Persons as promptly as practicable after receipt thereof. Union Drilling has agreed to use its reasonable best efforts to secure all such certifications as promptly as practicable. Union Drilling has agreed not to, and shall cause each of its Affiliates and its and their respective Representatives not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, enter into or participate in any discussions or negotiations with, or furnish any information relating to Union Drilling or afford access to the business, properties, assets, books or records of Union Drilling to or otherwise cooperate in any way with any Third Party that is seeking to make, or has made, an Acquisition Proposal.

Notwithstanding the foregoing, at any time from and after the date of the Merger Agreement until the earlier to occur of the Offer Closing and the receipt of the Company Stockholder Approval:

•

Union Drilling, directly or indirectly through its Representatives, may (a) engage in negotiations or discussions with any Third Party (and its Representatives) that, subject to Union Drilling’s compliance with the Merger Agreement, has made after the date of the Merger Agreement a bona fide, unsolicited written Acquisition Proposal that the Union Drilling Board determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, is or would be reasonably likely to result in a Superior Proposal (as defined below) and (b) furnish to such Third Party (and its Representatives) non-public information relating to Union Drilling pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to Union Drilling than those contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by Union Drilling with any of the provisions of the Merger Agreement; provided, further, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party (or its Representatives); and

•

subject to compliance with the procedures set forth in the Merger Agreement, the Union Drilling Board may make an Adverse Recommendation Change if it determines in good faith, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, that (a) a bona fide, unsolicited written Acquisition Proposal constitutes a Superior Proposal and that the failure to make such Adverse Recommendation Change violates its fiduciary duties under Applicable Law, or (b) in the absence of an Acquisition Proposal, if due to Intervening Event, the failure to make an Adverse Recommendation Change violates its fiduciary duties under Applicable Law.

In addition, nothing contained in the Merger Agreement shall prevent the Union Drilling Board from (i) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the Merger Agreement, or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14(d)-9(f) under the Exchange Act. For the purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition, purchase or lease, direct or indirect, of (A) 10% or more of the consolidated assets of Union Drilling, (B) assets of the Union Drilling that represent, individually or in the aggregate, 10% or more of the consolidated net income or revenues of Union Drilling for the then most recently completed four quarter period, or (C) 10% or more of any class of equity or voting securities of Union Drilling; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 10% or more of any class of equity or voting securities of Union Drilling; or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving Union Drilling.

•

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that is not subject to any due diligence condition and is for all of the outstanding Shares or all or substantially all of the consolidated assets of Union Drilling on terms that the Union Drilling Board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, including conditions contained therein and the Person making the Acquisition Proposal and any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable from a financial point of view to Union Drilling’s stockholders than the transactions contemplated by the Merger Agreement, which the Union Drilling Board determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether or not in whole or in part), is then fully committed or reasonably determined to be available by the Union Drilling Board.

The Union Drilling Board shall not make an Adverse Recommendation Change or terminate the Merger Agreement in connection with a Superior Proposal unless Union Drilling shall have delivered to Parent a prior written notice advising Parent that it intends to take such action and, after taking such action, Union Drilling shall continue to keep Parent reasonably informed of the status and terms of any discussions and negotiations with the applicable Third Party. In addition, Union Drilling shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt by Union Drilling (or any of its Representatives) of any Acquisition Proposal (including of the material terms and conditions thereof) or any request for information relating to Union Drilling or for access to the business, properties, assets, books or records of Union Drilling by any Third Party that may be considering making, or has made, an Acquisition Proposal. Union Drilling shall provide such notice orally and in writing and shall identify the Third Party making any such Acquisition Proposal or request Union Drilling shall keep Parent reasonably informed of the status and material details of any such Acquisition Proposal or request.

The Union Drilling Board shall not make an Adverse Recommendation Change in connection with a Superior Proposal or terminate the Merger Agreement upon entry into a written agreement concerning a Superior Proposal unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) Union Drilling promptly notifies Parent, in writing at least five Business Days before taking that action, of its intention to do so, attaching the most current version of the draft agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (iii) Parent does not make, within five Business Days after its receipt of that written notification, an offer that renders such Superior Proposal no longer a Superior Proposal (provided that any amendment to the terms of such Superior Proposal shall require a new written notification from Union Drilling and an additional five (5) Business Day notice period).

The Union Drilling Board shall not make an Adverse Recommendation Change in connection with an Intervening Event, unless, prior to taking such action, (i) the Union Drilling Board has given Parent at least five Business Days prior notice of its intention to make such Adverse Recommendation Change and a reasonable description of the Intervening Event that serves as the basis of such Adverse Recommendation Change, (ii) at the end of such notice period, the Union Drilling Board shall have considered in good faith any revisions to the terms of the Merger Agreement or any new transaction, agreement or structure proposed by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to make an Adverse Recommendation Change would nevertheless still constitute a violation of its fiduciary duties under Applicable Law if such revisions or any new transaction, agreement or structure proposed were to be given effect, and (iii) in the event of any change to the material facts and circumstances relating to such Intervening Event, Union Drilling shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (i) and an additional five (5) Business Day notice period shall commence.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained:

•	by mutual written consent of Parent and Union Drilling;

•	by either Parent or Union Drilling if:

•

the Effective Time has not occurred on or before March 31, 2013 (the “Outside Date”), except that such right to terminate is not available to any party whose breach of its obligations under the Merger Agreement results in the failure of the Merger to be consummated on or before such date;

•

any court of competent jurisdiction or any Governmental Authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer, or (ii) prior to the Effective Time, the Merger, and such order or other action has become final and non-appealable (which order or other action the party seeking to terminate shall have used its reasonable best efforts to resist, resolve or lift, as applicable, subject to certain provisions of the Merger Agreement; or

•	the Offer has terminated and the Company Stockholder Approval has not been obtained at the Company Stockholder Meeting or at any postponement or adjournment thereof;

•	by Union Drilling if:

•

Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure would (i) have a Parent Material Adverse Effect and (ii) is incapable of being cured by the earlier of (x) the Outside Date and (y) the thirtieth day following notice of breach by Union Drilling (except that Union Drilling shall not have the right to terminate if Union Drilling is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in a manner such that Parent has the right to terminate the Merger Agreement);

•

prior to the Offer Closing or receipt of the Company Stockholder Approval, as applicable, the Union Drilling Board authorizes Union Drilling to enter into an Acquisition Proposal with respect to a Superior Proposal to the extent permitted by the terms of the Merger Agreement (provided that, concurrently with such termination, Union Drilling enters into a written definitive agreement with respect to such Superior Proposal and pays to Parent the Termination Fee (as defined below));

•

(x) all of the conditions applicable to Parent’s and Purchaser’s obligations to effect the Merger (other than those conditions that by their nature are to be satisfied by actions taken at the closing, but which conditions would be satisfied if the closing were the date of such termination) have been satisfied or waived, (y) and Parent and Purchaser fail to effect the Merger, and (z) Union Drilling has given Parent at least three Business Days written notice prior to such termination stating Union Drilling’s intention to terminate the Merger Agreement; or

•

(x) all the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Expiration Date, but which conditions would be satisfied if the Expiration Date were the date of such termination) as of the Expiration Date, (y) Parent and Purchaser fail to effect the Offer Closing promptly thereafter, and (z) Union Drilling has given Parent at least three Business Days written notice prior to such termination stating Union Drilling’s intention to terminate the Merger Agreement;

•	by Parent if:

•

Union Drilling has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (x) would result in a failure of (A) unless the Offer has terminated, any of the Offer Conditions, or (B) if the Offer has terminated, the conditions to Parent’s and Purchaser’s obligation to effect the Merger and (y) cannot be cured on or, if curable, is not cured by the earlier of the (a) the Outside Date and (b) the thirtieth day following notice thereof from Parent (except that Parent shall not have the right to terminate if Parent is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in a manner such that Union Drilling has the right to terminate the Merger Agreement);

•

Prior to the Offer Closing or receipt of the Company Stockholder Approval, the Union Drilling Board shall have made an Adverse Recommendation Change or, at any time after receipt or public announcement of an Acquisition Proposal, the Union Drilling Board fails to reaffirm its recommendation in favor of the Merger within ten Business Days after receipt of any written request to do so from Parent; or

•	Union Drilling shall have materially breached covenants described in “—No Solicitation; Adverse Recommendation Change,” above.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and of no effect, without liability of Union Drilling, Parent, Purchaser, the Sponsors or any other Financing Source (or any stockholder or Representative of such party), and all rights and obligations of any party thereto shall cease, subject to the survival of certain designated provisions of the Merger Agreement (including those provisions related to the payment of a Termination Fee or Reverse Termination Fee, as the case may be, each as described below), except that no such termination shall relieve any party thereto of any liability or damages, resulting from fraud.

Termination Fees

The Merger Agreement provides that Union Drilling is required to pay the termination fee of $5 million (the “Termination Fee”) in each of the following circumstances:

•

Parent terminates the Merger Agreement because, prior to the Offer Closing or Union Drilling’s stockholders’ approval of the Merger, the Union Drilling Board makes an Adverse Recommendation Change or, at any time after receipt or public announcement of an Acquisition Proposal, fails to reaffirm its recommendation in favor of the Merger within ten business days after Parent’s written request;

•	Parent terminates the Merger Agreement because there has been a material breach of the covenants and restrictions described in “— No Solicitation; Adverse Recommendation Change”; or

•

Union Drilling terminates the Merger Agreement because, prior to the Offer Closing or Union Drilling’s stockholders’ approval of the Merger, the Union Drilling Board authorizes Union Drilling to enter into a written Agreement concerning a Superior Proposal; provided that concurrently with such termination Union Drilling enters into a written definitive agreement with respect to such Superior Proposal.

The Merger Agreement provides that Union Drilling is also required to pay the Termination Fee of $5 million (less any Parent Expenses (as defined below) previously paid by Union Drilling) in each of the following circumstances:

•

either Parent or Union Drilling terminates the Merger Agreement because the Merger has not occurred by the Outside Date, and (i) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal is publicly announced or communicated to Union Drilling’s stockholders and not withdrawn prior to such termination and (ii) within twelve months of such termination, Union Drilling consummates, enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal (provided, that each reference to “10%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”);

•

either Parent or Union Drilling terminates the Merger Agreement because the Company Stockholder Approval is required to consummate the Merger and has not been obtained at a meeting of Union Drilling’s stockholders or at any postponement or adjournment, and (i) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal is publicly announced or communicated to Union Drilling’s stockholders and not withdrawn prior to such termination and (ii) within twelve months of such termination, Union Drilling consummates, enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal (provided, that each reference to “10%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”); and

•

Parent terminates the Merger Agreement because Union Drilling breaches its representations, warranties or covenants, which breach would give rise to the failure of any of the Offer Conditions (if the Offer has not been terminated) or the conditions to Parent’s obligations to close the Merger (if the Offer has been terminated) and cannot be cured on or, if curable, is not cured by the earlier of the Outside Date and the thirtieth day following notice from Parent (except that Parent shall not have the right to terminate if Parent is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in a manner such that Union Drilling has the right to terminate the Merger Agreement), and (i) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal is publicly announced or communicated to Union Drilling’s stockholders and not withdrawn prior to such termination and (ii) within twelve months of such termination, Union Drilling consummates, enters into a definitive agreement with respect to or recommends to its stockholders an Acquisition Proposal (provided, that each reference to “10%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”).

The Merger Agreement provides that Parent is required to pay the Reverse Termination Fee of $10 million (the “Reverse Termination Fee”) in each of the following circumstances:

•

Union Drilling terminates the Merger Agreement because Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure would have a Parent Material Adverse Effect and is incapable of being cured by the earlier of (i) the Outside Date and (ii) the thirtieth day following notice of breach by Union Drilling (except that Union Drilling shall not have the right to terminate if Union Drilling is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in a manner such that Parent has the right to terminate the Merger Agreement);

•

Union Drilling terminates the Merger Agreement because (i) all of the conditions applicable to Parent’s and Purchaser’s obligations to effect the Merger (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the Merger, but which conditions would be satisfied if the closing of the Merger were the date of such termination) have been satisfied or waived, (ii) Parent and Purchaser fail to effect the Merger, and (iii) Union Drilling has given Parent at least three business days written notice of termination; or

•

Union Drilling terminates the Merger Agreement because (i) all the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Expiration Date, but which conditions would be satisfied if the Expiration Date were the date of such termination) as of the Expiration Date, (ii) Parent and Purchaser shall fails to effect the Offer Closing promptly thereafter, and (iii) Union Drilling has given Parent at least three business days written notice of termination.

Parent Expenses

All costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, except that Union Drilling is required to compensate Parent for the reasonable and documented out-of-pocket expenses incurred by Parent and Purchaser in connection with the transactions contemplated by the Merger Agreement up to a maximum amount of $2 million (such amount, the “Parent Expenses”) if:

•

Parent terminates the Merger Agreement because Union Drilling breaches its representations, warranties or covenants, which breach would give rise to the failure of any of the Offer Conditions (if the Offer has not been terminated) or the conditions to Parent’s obligations to close the Merger (if the Offer has been terminated) and cannot be cured on or, if curable, is not cured by the earlier of the Outside Date and the thirtieth day following notice from Parent; provided that Parent shall not have the right to terminate if Parent is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement in a manner such that Union Drilling has the right to terminate the Merger Agreement; or

•

Either Union Drilling or Parent terminates the Merger Agreement because the Company Stockholder Approval is required to consummate the Merger and has not been obtained at the Union Drilling stockholder meeting or any postponement or adjournment thereof.

Availability of Specific Performance

Pursuant to the Merger Agreement and subject to certain conditions and the following paragraph, the parties acknowledged and agreed that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches of the Merger Agreement and the Equity Commitment Letter and to enforce specifically the respective terms and provisions thereof, in addition to any other remedy to which they are entitled at law or in equity.

However, the parties explicitly agreed that Union Drilling is not entitled to obtain an injunction to cause the Offer Price or the Merger Consideration to be paid or the Equity Financing to be funded unless, and only if, each of the following conditions has been satisfied:

•

with respect to the Offer, all of the Offer Conditions have been satisfied or waived as of the expiration of the Offer (other than those conditions that, by their nature, are to be satisfied at the expiration of the Offer (and which are, at the time that Union Drilling seeks specific performance, capable of being satisfied if the Acceptance Time were to occur at such time));

•

with respect to the Merger, all the conditions to the obligations of Parent and Purchaser have been satisfied or waived as of the time when the Closing would have occurred, except for the failing of the Equity Financing to be funded;

•

the Debt Financing has been funded or will be funded at or promptly after the Offer Closing or at or prior to the Closing, as applicable, upon delivery of a drawdown notice by Parent and/or notice from Parent that the Equity Financing will be funded at such date;

•	Parent and Purchaser fail to consummate the Offer or effect the Closing in accordance with the terms and conditions of the Merger Agreement; and

•

with respect to the Merger Closing, Union Drilling has irrevocably and unconditionally confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

Guaranty

On September 24, 2012, in connection with the entry into the Merger Agreement, the Sponsors executed and delivered to Union Drilling the Guaranty. Pursuant to the Guaranty, the Sponsors agreed to guarantee the performance and discharge of (i) the payment of the Reverse Termination Fee if and when required to be paid by Parent under the terms of the Merger Agreement, and (ii) certain other payment liabilities and obligations of Parent and Purchaser under the Merger Agreement.

The Guaranty will terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms under circumstances not giving rise to a right of Union Drilling to receive any payment from Parent, (iii) the payment by the Sponsors, Parent and/or Purchaser to Union Drilling of the guaranteed obligations, and (iv) the assertion of certain claims or demands by Union Drilling or any of its affiliates against the Sponsors, Parent, Purchaser or their affiliates.

Confidentiality Agreement

On July 13, 2012, Union Drilling and Avista Capital Holdings, LP, an affiliate of the Sponsors, entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Avista Capital Holdings, LP agreed, among other things, to keep non-public information regarding Union Drilling confidential (subject to certain exceptions) until twelve (12) months after the date of the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Avista Capital Holdings, LP agreed that it would only disclose confidential information to its representatives on a “need to know” basis (subject to certain conditions). Under the Confidentiality Agreement, Avista Capital Holdings, LP also agreed, among other things, not to solicit or hire Union Drilling’s officers and employees (subject to certain conditions and exceptions).

This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(6) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Exclusivity Agreement

On July 15, 2012, Union Drilling and Avista Capital Holdings, LP, an affiliate of the Sponsors, entered into an exclusivity agreement (the “Exclusivity Agreement”), providing that until July 29, 2012 (the “Exclusivity End Date”), Union Drilling would not solicit, negotiate with or provide non-public information to any other person concerning a potential acquisition of Union Drilling. The exclusivity period was subject to a one week renewal if Avista Capital Holdings, LP delivered a non-binding letter of intent to Union Drilling stating its intention to acquire all the outstanding Shares of Union Drilling at a price of $6.50 per Share and the Union Drilling Board determined that substantial progress had been made with respect to the negotiation of the financing commitment letters, due diligence and negotiation of a merger agreement. Subsequent to the execution of the Exclusivity Agreement, the parties twice agreed to extend the Exclusivity End Date.

This summary of the Exclusivity Agreement does not purport to be complete and it qualified in its entirety by reference to the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(7) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

Tender Agreements

Concurrently with the execution of the Merger Agreement, Union Drilling Company LLC (“UDC LLC”), Christopher S. Strong (President and Chief Executive Officer of Union Drilling), Tina L. Castillo (Senior Vice President and Chief Financial Officer of Union Drilling) and David S. Goldberg (Senior Vice President and General Counsel of Union Drilling) entered into the Tender Agreements with Parent.

Pursuant to the Tender Agreements, each stockholder has agreed, among other things, subject to the termination of the Tender Agreements to tender pursuant to the Offer (and not withdraw) the Shares beneficially owned by such stockholder at the commencement of the Offer and not to exercise any rights of appraisal in connection with the Merger, and to vote such stockholder’s Shares in support of the adoption of the Merger Agreement in the event that stockholder approval is required to consummate the Merger.

The Tender Agreements will terminate upon the earlier of the termination of the Merger Agreement and the Effective Time of the Merger. With respect to the named executive officers of Union Drilling, the Tender Agreements will also terminate upon the Union Drilling Board making an Adverse Recommendation Change in response to events or changes in circumstances that were neither known nor reasonably foreseeable as of the date of the Merger Agreement.

This summary of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender Agreements between Parent and UDC LLC and between Parent and the above listed officers of Union Drilling, as applicable, copies of which are filed as Exhibits (d)(4) and (d)(5) to the Schedule TO filed with the SEC, and which are incorporated by reference herein.

Contribution, Non-Tender and Support Agreements

Immediately prior to the execution of the Merger Agreement, Parent, Mr. Webster, Wolf Marine and Lucky Star entered into the Support Agreements pursuant to which such stockholders have agreed upon the terms and subject to the conditions of such agreements (i) not to tender their Shares in the Offer, (ii) to support the Merger and, if applicable, vote their Shares in favor of adoption of the Merger Agreement and (iii) immediately prior to the consummation of the Merger, to contribute all of their Shares to Parent in exchange for a number of shares of Parent’s Series A Convertible Preferred Stock, par value $0.01 per share, equal to 0.000590909 multiplied by the number of contributed Shares. The Support Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement, and (ii) the Union Drilling Board making an Adverse Recommendation Change in response to events or changes in circumstances that were neither known nor reasonably foreseeable as of the date of the Merger Agreement.

Wolf Marine made representations to Parent in the Support Agreements that it beneficially owns 2,078,359 Shares, which represents approximately 9.7% of the outstanding number of Shares. Lucky Star made representations to Parent in the Support Agreements that it beneficially owns 599,169 Shares, which represents approximately 2.8% of the outstanding number of Shares. Mr. Webster made representations to Parent in the Support Agreements that he beneficially owns 556,728 Shares, which represents approximately 2.6% of the outstanding Shares. Therefore, the aggregate number of Support Agreement Shares as of such dates was 3,234,256 Shares, which represents approximately 15.1% of the outstanding Shares. In addition, Wolf Marine is a member of UDC LLC and is also a party to the Union Drilling Shareholders’ Agreement.

This summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Contribution, Non-Tender and Support Agreements, copies of which are filed as Exhibit (d)(2) and (d)(3) to the Schedule TO filed with the SEC, and which are incorporated by reference herein.

12. Purpose of the Offer; Plans for Union Drilling.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Union Drilling. The Offer, as the first step in the acquisition of Union Drilling, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger on the date of and immediately following the Offer Closing.

If you sell your Shares in the Offer, you will cease to have any equity interest in Union Drilling or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Union Drilling. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Union Drilling.

The Union Drilling Board has by unanimous vote approved the Merger Agreement and transactions contemplated thereby, including the Offer and the Merger.

If Purchaser acquires at least 90% (including the Support Agreement Shares) of the then outstanding Shares pursuant to the Offer, including pursuant to the Top-Up Option, if applicable, the Merger may be consummated without a stockholders’ meeting and without the approval of Union Drilling’s stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the approval of a majority of Union Drilling’s stockholders for the adoption of the Merger Agreement.

Plans for Union Drilling. It is expected that, initially following the Merger, the business and operations of Union Drilling will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Union Drilling during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Union Drilling’s business, operations, capitalization and management with a view to optimizing development of Union Drilling’s potential.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9 or elsewhere herein between Union Drilling and its executive officers and directors, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Union Drilling, on the one hand, and Parent, Purchaser, the Sponsors or Union Drilling, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Union Drilling entering into any such agreement, arrangement or understanding.

It is possible that certain members of Union Drilling’s current management team will enter into new employment arrangements with Union Drilling after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The Merger Agreement provides that Purchaser will be merged into Union Drilling and that the certificate of incorporation of Union Drilling shall be amended so as to read in its entirety as provided for in the Merger Agreement and, as so amended, shall be the certificate of incorporation of the Surviving Corporation and the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation. The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Purchaser at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed and qualified. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Board of Directors and Officers.”

Except as set forth in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in any extraordinary corporate transaction involving Union Drilling or any of its subsidiaries (such as a merger, reorganization or liquidation), or any sale or transfer of a material amount of assets of Union Drilling or any of its subsidiaries.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ GS. According to the published guidelines of NASDAQ GS, NASDAQ GS would consider disqualifying the Shares for listing on NASDAQ GS if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of holders of Shares (including both holders of beneficial interest and record holders) falls below 400, the market value of publicly held Shares is less than $5 million, there are fewer than two active and registered market makers in the Shares, Union Drilling has stockholders’ equity of less than $10 million, or the bid price for the Shares is less than $1. Furthermore, NASDAQ would consider delisting the Shares from NASDAQ altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of holders of Shares (including both holders of beneficial interest and record holders) falls below 300, (iii) the market value of publicly held Shares is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares, (v) the bid price for the Shares is less than $1 or (vi)(A) Union Drilling has stockholders’ equity of less than $2.5 million, (B) the market value of Union Drilling’s listed securities is less than $35 million and (C) Union Drilling’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Union Drilling, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Union Drilling, as of September 22, 2012, 22,795,602 Shares on a fully diluted basis were outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for NASDAQ or are delisted from NASDAQ altogether, the market for the Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Union Drilling to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Union Drilling to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Union Drilling, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Union Drilling and persons holding “restricted securities” of Union Drilling to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on NASDAQ. We intend and will cause Union Drilling to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Union Drilling shall not declare, set aside or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof), with respect to Union Drilling’s capital stock.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined in this Offer to Purchase will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may terminate the Offer, if as of immediately prior to the expiration of the Offer:

(a) The Minimum Tender Condition shall not have been satisfied;

(b) The HSR Act Condition shall not have been satisfied;

(c) Union Drilling shall have failed to deliver to Parent a certificate signed by an executive officer of Union Drilling dated as of the date on which the Offer expires certifying that the Offer Conditions specified in (e) or (f) of this Section 15 do not exist;

(d) there is a law, rule or order of any Governmental Authority with competent jurisdiction directly or indirectly restraining, prohibiting, delaying or otherwise making illegal the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser, or the Merger;

(e) any of the representations and warranties of Union Drilling (A) relating to (i) its corporate existence and power, (ii) its authorization to enter into the Merger Agreement, (iii) there being no investment bankers, brokers, finders or other intermediaries entitled to receive fees in connection with the transactions contemplated by the Merger Agreement other than RBC Capital Markets, LLC, and (iv) Union Drilling’s receipt of an opinion regarding the fairness, from a financial point of view, to the holders of Union Drilling common stock (other than the stockholders of Union Drilling party to the Tender Agreements or the Support Agreements or their respective affiliates) of the consideration to be received by such holders in the Offer and the Merger shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation or warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), (B) relating to (i) its authorized capital stock, (ii) its number of outstanding Shares, Preferred Shares, Company Stock Options and Shares issuable pursuant or relating to restricted stock units of Union Drilling, (iii) such Shares being duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, in each case as described in the Merger Agreement, (iv) there being no outstanding debt instruments having the right to vote (or convertible into securities with voting rights) on any matters on which Union Drilling’s shareholders may vote, (v) subject to the exceptions described in the Merger Agreement, there being no other securities of Union Drilling issued or reserved for issuance, in the cases of (i) through (v) other than inaccuracies as are de minimis to the equity capitalization of Union Drilling in the aggregate or to the aggregate purchase price contemplated by the Merger Agreement, shall not be true at and as of immediately prior to the expiration of the Offer as if made at and as of such time, or (C) as set forth in all the other representations and warranties of Union Drilling in the Merger Agreement or in any certificate or other writing delivered by Union Drilling pursuant to the Merger Agreement (other than the representations and warranties referred to in the foregoing clauses (A) or (B)) without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein with certain limited exceptions, shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), except, in the case of this clause (C) only, where the failure of such representations to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(f) Union Drilling shall have breached or failed to perform or comply in any material respect with its agreements, obligations and covenants required by the Merger Agreement prior to such time;

(g) there shall have occurred any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or in the over-the-counter market, any declaration of a banking moratorium by federal or New York authorities or general suspension of payments in respect of lenders that regularly participate in the U.S. market in loans to large corporations, any material limitation by any Governmental Authority in the United States that materially affects the extension of credit generally by lenders that regularly participate in the U.S. market in loans to large corporations, any commencement of a war involving the United States or any commencement of armed hostilities or other national or international calamity involving the United States that has a material adverse effect on bank syndication or financial markets in the United States or, in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(h) there shall have occurred any event, change, occurrence or development which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(i) in the event that the exercise of the Top-Up Option is necessary to ensure that Purchaser owns at least one Share more than the number of Shares necessary for Purchaser to be merged into Union Drilling without a vote or consent of Union Drilling’s stockholders in accordance with Section 253 of the DGCL immediately after the Acceptance Time, (1) there shall exist under Applicable Law or other restraint any restriction or legal impediment on (i) Purchaser’s ability and right to exercise the Top-Up Option, or (ii) Union Drilling’s ability to issue the Top-Up Shares to Purchaser, or (2) the number of Shares issuable upon the exercise of the Top-Up Option, when added to the number of Shares owned by Purchaser, together with the Contributed Shares, at the time of such exercise, shall be insufficient for Purchaser to be merged into Union Drilling without a vote or consent of the Union Drilling’s stockholders in accordance with Section 253 of the DGCL (a “Top-Up Impediment”); or

(j) the Merger Agreement shall have terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and Applicable Law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Union Drilling with the SEC and other information concerning Union Drilling, we are not aware of any governmental license or regulatory permit that appears to be material to Union Drilling’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Union Drilling’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Legal Proceedings. On or around October 3, 2012, a putative class action petition was filed in the District Court of Tarrant County, Texas against the individual members of the Union Drilling Board, Union Drilling, Parent, and Purchaser. The petition is captioned Hall v. Union Drilling, Inc., Cause No. 342-262036-12. The petition generally alleges, among other things, that the individual members of the Union Drilling Board breached their fiduciary duties owed to the public stockholders of Union Drilling by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of Union Drilling to its public stockholders, and that Union Drilling, Parent, and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the petition alleges that the proposed transaction undervalues Union Drilling, that the process leading up to the Merger Agreement was flawed, and that certain provisions of the Merger Agreement improperly favor Purchaser and impede a potential alternative transaction. The petition generally seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the proposed transaction and other forms of equitable relief. The defendants believe that this action is meritless and intend to defend it vigorously.

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a waiting period following the filing by Parent, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent will file, and Union Drilling will file, Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 9, 2012. Accordingly, the required waiting period with respect to the Offer and the Merger will expire 15 days later at 11:59 p.m., New York City time, on October 24, 2012, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the ten calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although Union Drilling is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Union Drilling’s failure to make those filings nor a request for additional documents and information issued to Union Drilling from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Union Drilling. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Union Drilling, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

Stockholder Approval. Under the DGCL, the approval of the board of directors of Purchaser and Union Drilling is required to approve the Merger Agreement and complete the merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the Merger Agreement, unless the “short-form” merger procedure described below is available. Union Drilling has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Union Drilling and the completion by Union Drilling of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of Union Drilling, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Union Drilling has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Parent, Purchaser and their subsidiaries acquire in the aggregate at least 90% (including the Support Agreement Shares) of the Shares in the Offer (including as a result of its exercise of the Top-Up Option), then Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Union Drilling, subject to compliance with the provisions of Section 253 of the DGCL. If Purchaser does not acquire sufficient Shares in the Offer to complete a Short-Form Merger, Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. According to the Merger Agreement, we are required to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the merger or other business combination following the purchase of Shares pursuant to the offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the merger because it is anticipated that the merger will be effected within one year following completion of the offer and, in the merger, stockholders will receive the same price per Share as paid in the offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Union Drilling and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

State Takeover Laws. A number of states (including Delaware, where Union Drilling is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. Pursuant to its certificate of incorporation, Union Drilling has opted out of Section 203 of the DGCL and therefore Section 203 of the DGCL will not apply to Parent or Purchaser or with respect to or as a result of the Offer, the Merger or the transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. To the extent that certain provisions of certain of these other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Union Drilling has represented to us in the Merger Agreement that the Union Drilling Board (at a meeting duly called and held) has approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Union Drilling has represented to us in the Merger Agreement that it has taken all actions necessary to render inapplicable to us any anti-takeover laws that may purport to be applicable to the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement. Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Conditions of the Offer.”

17. Appraisal Rights.

You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, Union Drilling stockholders who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger, neither vote in favor of the Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw its, his or her demand for appraisal by delivering to us a written withdrawal of its, his or her demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. As required by Section 262 of the DGCL, if you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor. If you are considering demanding appraisal, you are advised to promptly consult legal counsel.

18. Fees and Expenses.

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the offer.

Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Union Drilling is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Union Drilling Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Union Drilling” above.

Fastball Acquisition Inc.

October 5, 2012

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER AND THE OFFEROR GROUP

Parent

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is 925 Echo Lane, Suite 460, Houston, Texas 770254 and the telephone number is (832) 320-7600.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During Past Five Years
Jon C. Cole President, Chief Executive Officer & Director	United States	President, Chief Executive Officer and Director of Sidewinder Drilling Inc. Prior to joining Sidewinder at the time of its formation, Mr. Cole served as President, Chief Executive Officer and Director of Scorpion Offshore Inc.
Steven A. Webster Director	United States	Co-Managing Partner and Co-Chief Executive Officer of Avista Capital Holdings, LP
Trevor M. Turbidy Director	United States	Energy Industry Executive at Avista Capital Partners. Prior to joining Avista Capital Holdings, LP in 2007, Mr. Turbidy served as Chief Executive Officer of Trico Marine Services
Jeffrey P. Gunst Director	United States	Principal at Avista Capital Holdings, LP
John A. Gallegos, Jr. Senior Vice President & Chief Financial Officer	United States	Senior Vice President & Chief Operating Officer of Sidewinder Drilling Inc. Prior to joining Sidewinder in at the time of its formation, Mr. Gallegos served as Vice President Business Development of Scorpion Offshore Inc.
Travis G. Fitts, Jr. Senior Vice President & Chief Administration Officer	United States	Senior Vice President & Chief Administration Office of Sidewinder Drilling Inc. Prior to joining Sidewinder in June 2011, Mr. Fitts served as Vice President HR/HSE of Select Energy Services. Prior to joining Select Energy Services, Mr. Fitts served as Vice President HR/HSE for Scorpion Offshore Inc.
James C. Dauterive Vice President of Marketing	United States	Vice President Marketing of Sidewinder Drilling Inc. Prior to joining Sidewinder at the time of its founding, Mr. Dauterive served as Vice President Marketing of Scorpion Offshore Inc.
Bruce Brumley Senior Vice President of Operations	United States	Senior Vice President Operations of Sidewinder Drilling Inc. Prior to joining Sidewinder in October 2012, Mr. Brumley served as an independent consultant to EOG Resources, Inc. from 2009 to 2012. From 2005 to 2012, Mr. Brumley served as Vice President of Operations of Scorpion Offshore Inc.

Purchaser

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Sidewinder Drilling Inc., 925 Echo Lane, Suite 460, Houston, Texas 770254 and the telephone number is (832) 320-7600.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During Past Five Years
Jon C. Cole President & Director	United States	See response for Parent
Jeffrey P. Gunst Director	United States	See response for Parent
Trevor M. Turbidy Director	United States	See response for Parent
John A. Gallegos, Jr. Secretary and Vice President	United States	See response for Parent

The Sponsors

Avista Capital Partners III, L.P. is a Delaware limited partnership engaged in the business of making private equity and other types of investments.

Avista Capital Partners (Offshore) III, L.P. is a Bermuda exempted limited partnership engaged in the business of making private equity and other types of investments.

Avista Capital Partners III GP, LP is the general partner of Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. Avista Capital Partners III GP, LP is a Delaware limited partnership, the principal business of which is acting as general partner of Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P. and certain other affiliated private equity funds.

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Avista Capital Partners III GP, LP. Unless otherwise indicated, the current business address of each person is c/o Avista Capital Holdings, LP, 1000 Louisiana Street, Suite 3700, Houston, Texas 77002 and the telephone number is (713) 328-1099.

Name and Position	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During Past Five Years
Thompson Dean Co-Chief Executive Officer	United States	Co-Managing Partner and Co-Chief Executive Officer of Avista Capital Holdings, LP
Steven A. Webster Co-Chief Executive Officer	United States	See response for Parent
David F. Burgstahler President	United States	Partner and President of Avista Capital Holdings, LP
OhSang Kwon Partner	United States	Avista Capital Holdings, LP
Robert L. Cabes, Jr. Partner	United States	Avista Capital Holdings, LP
David A. Durkin Partner	United States	Avista Capital Holdings, LP

The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting Share Certificates representing Shares to be tendered must deliver such Share Certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and Share Certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class Mail:	By Registered Certified or Express Mail:

Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address, telephone numbers and email address set forth below. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550 All Others Call Toll-Free: (800) 697-6975

Email: info@dfking.com